UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Nippon Koku Kabushiki Kaisha
(Name of Subject Company)

JAPAN AIRLINES COMPANY, LTD.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

JAPAN AIRLINES COMPANY, LTD.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Kazuhide Yamazaki
Legal Affairs
Japan Airlines Company, Ltd.
4-11, Higashi-shinagawa 2-chome
Shinagawa-ku, Tokyo 140-8637, Japan
Telephone: +81-3-5460-3114
(Name, Address (including zip code), and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 11, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The Notice of Convening of the 52nd Ordinary General Shareholders' Meeting dated June 11, 2002 (the "Proxy Document") of Japan Airlines Company, Ltd. ("JAL") relating to the proposed establishment by JAL and Japan Air System Co., Ltd. ("JAS") of a joint holding company by way of share transfer (the "Share Transfer") following shareholder approval, is attached hereto as Attachment 1.

(b) Not applicable.

Item 2. *Informational Legends*

The Proxy Document contains legends appropriate for the Share Transfer.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form CB, the person furnishing this Form will file with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAPAN AIRLINES COMPANY, LTD.

Date: June 10, 2002

By: ____________________

Name: Isao Kaneko

Title: President & CEO

ATTACHMENT 1

Notice to U.S. Shareholders

This business combination is made for the securities of a Japanese company. Accordingly, the offer is subject to the disclosure requirements of Japan, which are different from those of the United States. Financial statements included in this document have been prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors may not be residents of the United States. You may not be able to sue the issuer or its officers or directors outside the United States for violations of the U.S. securities laws. It may be difficult to compel the issuer and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases.

Securities of the issuer have not been approved or disapproved by the U.S. Securities and Exchange Commission, any State securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the securities or the accuracy, adequacy or completeness of this document. Any representation to the contrary is a criminal offence in the United States.

[Translation]

June 11, 2002

To All Shareholders

Re: Notice of Convening of 52nd Annual General Meeting of Shareholders

Dear shareholder:

This is to inform you of the holding of the 52nd annual general meeting of shareholders of this firm according to the schedule indicated below, and to request your attendance at this meeting.

If you are unable to attend the meeting on that day, you will still be able to exercise your voting rights by written proxy. In such case, please refer to the following reference document and return the enclosed form for exercising voting rights by proxy after indicating your approval or disapproval and affixing your official seal or signature.

1. Date and Time: June 27, 2002 (Thursday), 10:00 AM
2. Location: Hotel New Otani, Main Bldg. 1F "Tsurunoma Room," 4-1 Kioi-cho, Chiyoda-ku, Tokyo
3. Items of the Meeting

   Reports: Reporting of the balance sheet for the period ending on March 31, 2002 along with reporting of the financial report and income statement for the 52nd term (from April 1, 2001 to March 31, 2002)

   Resolutions:

   Item 1: Approval of proposal for appropriation of profit for the 52nd term

   Item 2: Partial alteration of the articles of incorporation. A summary of the proposal is described in the following "reference document for exercising voting rights" (pages 2 to 4).

   Item 3: Establishment of fully authorized parent company by transfer of shares. A summary of the proposal is described in the following "reference document for exercising voting rights" (page 4).

   Item 4: Election of 16 directors

   Item 5: Presentation of retirement gratuity for outgoing directors

Very truly yours,

Isao Kaneko
President, Japan Airlines Co., Ltd.
2-4-11 Higashi-Shinagawa,
Shinagawa-ku, Tokyo, Japan

When you attend the meeting, please submit the enclosed form for exercising voting rights to the receptionist at the meeting site.

Reference Document for Exercising Voting Rights

1. Total shareholder voting rights: 1,752,331

2. Proposals and Reference Matters

Item 1: Approval of Proposal for Appropriation of Profit for the 52nd Term

The contents of the proposal for appropriation of profit are as described on page 32 of the attached "Report for the 52nd Term." With respect to dividends for the current term, in consideration of the continuing severe business environment surrounding this firm along with the need to strengthen our financial standing, we regret to announce that dividends will not be paid.

Item 2: Partial Alternation of Articles of Incorporation

1. Summary of Proposal and Reasons for Alteration
Following enactment of the "Act for Partial Revision of the Commercial Code (Law No. 79 of 2001)" on October 1, 2001, and accompanying enactment of the resulting provisions relating to the abolishment of the par-value share system (Article 6), abolishment of the conventional SMEIU (statutory minimum equity interest unit) share system and creation of the unit share system as newly required under the above-mentioned revision of the Commercial Code (Articles 6, 9 and 12), and resolution of the election of directors (Article 18, with Article 18, Paragraph 1 applying to auditors in accordance with Article 24), as well as the enactment of the "Act for Partial Revision of the Commercial Code (Law No. 128 of 2001) on April 1, 2002, the required deletions and alterations will be made to those provisions relating to warrant bonds (Article 29).

2. Contents of Alterations
The contents of alterations being proposed are as indicated below.

(Underlined portions indicate those portions to be altered.)

Current Articles of Incorporation	Proposed Alteration
(Par Value Shares) Article 6.1. All shares to be issued by the Company shall be par value shares with par value of Fifty Yen (¥50) each. 6.2 <u>One Statutory Minimum Equity Interest Unit ("SMEIU")</u> with respect to the shares of the Company shall consist of One Thousand (1,000) shares. (Addition)	(Par Value Shares) Article 6.1 (Deletion of item 6.1) The number of shares of <u>one unit</u> of the Company shall be One Thousand (1,000) shares. 6.2 <u>The Company shall not issue relevant share certificates for shares that are less than one unit of shares (hereinafter to be referred to as "shares falling short of one unit," except when stipulated otherwise in the regulations governing handling of shares.</u>
(Shares Handling Regulations) Article 9 All shares handling procedures, including, but not limited to, transfer of share ownership on the Register of Shareholders or on the Register of Beneficial Shareholders, purchase by the Company of its <u>shares falling short of one SMEIU</u>, registration of pledge on shares of the Company and cancellation of such registration, issuance of replacement share certificates, registration and indication of trust of fiduciary interest in shares of the Company and cancellation thereof, and fees chargeable by the Company therefore, shall be governed by the then effective Shares Handling Regulations adopted by the Board of Directors.	(Shares Handling Regulations) Article 9 All shares handling procedures, including, but not limited to, transfer of share ownership on the Register of Shareholders or on the Register of Beneficial Shareholders, purchase by the Company of its <u>shares falling short of one unit</u>, registration of pledge on shares of the Company and cancellation of such registration, issuance of replacement share certificates, registration and indication of trust of fiduciary interest in shares of the Company and cancellation thereof, and fees chargeable by the Company therefore, shall be governed by the then effective Shares Handling Regulations adopted by the Board of Directors.
(Transfer Agent) Article 12.1 The Company shall have a share transfer agent, who shall, on behalf of the Company, undertake all procedural affairs relating to shares of the Company including, but not limited to, the registration of transfer of share ownership on both the Register of Shareholders and the Register of Beneficial Shareholders and purchase on behalf of the Company of its <u>shares falling short of one SMEIU</u>. 12.2 Such share transfer agent, his particular office or offices where he shall perform his duties as such and the powers to be granted to him shall be appointed, designated or specified by resolution of the Board of Directors, and public notice of such appointment, designation and specification shall be given in due course.	(Transfer Agent) Article 12.1 The Company shall have a share transfer agent, who shall, on behalf of the Company, undertake all procedural affairs relating to shares of the Company including, but not limited to, the registration of transfer of share ownership on both the Register of Shareholders and the Register of Beneficial Shareholders and purchase on behalf of the Company of its <u>shares falling short of one unit</u>. 12.2 (As currently stands)

(Election of Directors) Article 18.1 A resolution to appoint a Director or Directors can be validly passed at a General Meeting of Shareholders only by the affirmative vote of the majority of the voting rights held by the shareholders present or represented at the meeting at which shareholders holding in aggregate not less than one-third (1/3) of the total number of the Company's voting shares for the time being issued and outstanding are present in person or by proxy. 18.2 No cumulative voting shall be used for the election of Directors.	(Election of Directors) Article 18.1 A resolution to appoint a Director or Directors can be validly passed at a General Meeting of Shareholders only by the affirmative vote of the majority of the voting rights held by the shareholders present or represented at the meeting at which shareholders holding in aggregate not less than one-third (1/3) of the total number of the Company's voting shares are present in person or by proxy. 18.2 (As currently stands)
(Dividends) Article 29.1 Dividends, if declared for any fiscal year, shall be paid to those shareholders or their pledges whose names appear on both the Register of Shareholders and the Register of Beneficial Shareholders as of the 31st day of March of such fiscal year. 29.2 For the purpose of payment of dividends, if any, declared for any fiscal year, shares issued upon conversion of convertible bonds issued by the Company in accordance with the conversion request made during the course of that fiscal year shall be deemed to have been so issued as of the first day of that fiscal year. The foregoing principle shall also apply *mutates mutandis* to any and all additional shares issued by the Company upon exercise by warrant holders of their warrants giver by the Company upon issuance of warrant bonds. 29.3 The Company shall be relieved of its obligation to pay any dividends which shall have remained unclaimed for a period of three (3) years or more from the date when they first become payable. 29.4 Dividends shall carry no interest.	(Dividends) Article 29.1 (As currently stands) 29.2 For the purpose of payment of dividends, if any, declared for any fiscal year, shares issued upon conversion of convertible bonds issued by the Company in accordance with the conversion request made during the course of that fiscal year shall be deemed to have been so issued as of the first day of that fiscal year. (Deletion of the second paragraph of Paragraph 29-2) 29.3 (As currently stands) 29.4 (As currently stands)

Item 3: Establishment of Fully Authorized Parent Company by Transfer of Shares

The contents of this proposal are as described in the attached document entitled, "Reference Document for Exercising Voting Rights."

Item 4: Election of 16 Directors

Since the term of the currently serving 15 directors will have expired as of the conclusion of the general meeting of shareholders, shareholders are requested to elect 16 directors for the coming fiscal year.

The candidates for the position of director are as indicated below.

Candi-date no.	Name (date of birth)	Background and representation status at other firms	No. of shares of this firm held	Presence of special interest in this firm
1	Isao Kaneko (Born on March 1, 1938)	April 1960 Joined JAL June 1991 Director June 1995 Managing Director June 1997 Senior Managing Director June 1998 President (currently serving)	21,407	None
2	Masahide Ochi (Born on February 9, 1940)	June 1994 Vice-Minister for Transport and International Affairs, Ministry of Transport June 1995 Vice Chairman, JAL Foundation June 1997 Managing Director June 1999 Senior Managing Director April 2001 Executive Vice President (currently serving)	30,000	None
3	Katsuo Haneda (Born on January 23, 1943)	April 1965 Joined JAL June 1995 Director June 1999 Managing Director April 2001 Senior Managing Director (currently serving)	32,040	Refer to note (1) below.
4	Takashi Masuko (Born on July 27, 1942)	April 1965 Joined JAL June 1997 Director April 2000 Managing Director April 2001 Senior Managing Director (currently serving) (Representation status at other firms) President, JAL Sales Network	11,155	None
5	Toshiyuki Shinmachi (Born on January 20, 1943)	April 1965 Joined JAL June 1997 Director April 2000 Managing Director April 2001 Senior Managing Director (currently serving)	16,000	None
6	Norio Oogo (Born on March 6, 1938)	April 1956 Joined JAMCO June 1995 Director, JTA June 1997 Managing Director, JTA April 1999 Executive Officer, JAL	9,000	None

		June 1999 Managing Director (currently serving)		
7	Hiroyasu Hagio (Born on January 20, 1942)	April 1965 Joined JAL June 1997 Director April 1999 Executive Officer June 2001 Managing Director (currently serving)	15,720	None
8	Akihiko Kaji (Born on March 25, 1945)	July 1969 Joined JAL June 1996 General Manager, Planning Dept.,_ International Passenger Marketing Div. June 1997 Director April 1999 Executive Officer June 2001 Managing Director (currently serving)	8,160	None
9	Hidekazu Nishizuka (Born on January 29, 1946)	April 1968 Joined JAL June 1995 General Manager, Industrial Relation Dept. June 1998 Director April 2001 Managing Director (currently serving) (Representation status at other firms) President, Saga Airport Fuelling Facilities Co., Ltd.	14,081	None
10	Hiroyuki Funayama (Born on October 4, 1942)	April 1965 Joined JAL June 1997 Senior President, Haneda Airport Office April 1999 Executive Officer June 1999 Director April 2001 Managing Director (currently serving) (Representation status at other firms) President, Global Building Co., Ltd.	14,411	None
11	Juntaro Shimizu (Born on November 25, 1944)	April 1968 Joined JAL June 1997 General Manager, Japanese District Cargo Sales Branch June 1998 Vice General Manager of Cargo Operation and Branch Manager, Japanese District Cargo Sales Branch_ April 1999 Executive Officer June 1999 Director (currently serving) (Representation status at other firms) President, PACIFIC BUSINESS BASE, INC.	10,000	None
12	Gentaro Maruyama (Born on October 12, 1946)	July 1971 Joined JAL June 1997 General Manager, Accounting Dept. April 1999 Executive Officer June 2000 Director (currently serving) (Representation status at other firms) President, ALIVE INSURANCE PTE., LTD. President, TRIPLE A LTD.	4,000	None

13	Toshio Yoshida (Born on July 28, 1946)	April 1969 Joined JAL June 1995 General Manager, Osaka Airport Office June 1998 President, JAL EXPRESS April 2001 Chief Manager of West Japan District, General Manager of Osaka Branch, and General Manager of West Japan Branch, Operating Officer, JAL Sales Network Service (currently serving)	7,000	None
14	Michio Okude (Born on August 29, 1947)	July 1971 Joined JAL June 1995 JALPAK Co., Ltd., Related Businesses Div. (on loan) June 1998 Manager, Branch Operation Div. April 1999 Manager, Operation Management Div. April 2000 Vice General Manager, Operation Control Dept. and Chief, Operation Affairs Div. (currently serving)	2,000	None
15	Shunji Kohno (Born on August 1, 1927)	July 1990 President, Tokio Marine and Fire Insurance Co., Ltd. June 1996 Chairman of the same June 1997 Director, JAL (currently serving) July 2001 Adviser, Tokio Marine and Fire Insurance Co., Ltd. (currently serving) (Representation status at other firms) Representative Director, Shinko Building Co., Ltd.	2,000	Refer to note (2) below.
16	Ken Moroi (Born on April 23, 1928)	August 1986 Chairman, Chichibu Cement Co., Ltd. October 1994 Chairman, Chichibu Onoda Cement Corporation June 1996 Adviser of the same October 1998 Adviser, TAIHEIYO CEMENT CORPORATION June 1999 Director, JAL (currently serving) June 2000 Adviser, TAIHEIYO CEMENT CORPORATION (currently serving)	0	Refer to note (2) below.

Note: The special interest between director candidates and this firm is described below.

(1) Katsuo Haneda is a director of Japan Trans-Ocean Airlines, which is a competitor of this firm.

(2) Shunji Kohno and Ken Moroi satisfy the requirements for external directors as stipulated in Article 188, Paragraph 2, Item 7 bis of the Commercial Code.

Item 5: Presentation of Retirement Gratuity for Outgoing Directors

In recognition of the meritorious service performed by director Kazunari Yashiro, who resigned as of March 31, 1999, and director Hironori Matsuyama, who will resign following completion of his term at the conclusion of the general meeting of shareholders, shareholders are requested to entrust the board of directors with the presentation of a retirement gratuity within the scope of an appropriate amount based on the internal regulations of this firm, along with the specific amount, the time of presentation, the method of that presentation and so forth.

The backgrounds of the outgoing directors are as indicated below

Name	Background
Kazunari Yashiro	June 1997 Director March 1999 Resined
Hironori Matsuyama	June 2001 Director (currently serving)

[Translation]

Separate set of Documents for Reference in connection with the Exercising of the Voting Right

Agenda No 3 Incorporation of wholly owning parent company by means of a share transfer

1. The reason why the share transfer is necessary

Japan Air System Co., Ltd. ("JAS") and we need to secure a solid foundation for the business in order to continue playing the leading role in the Japanese aviation industry as one of the top aviation companies in the international aviation market where global competition is increasing.

If JAL, which has emphasized international flight operation, and JAS, which has focused on domestic flight operation, are integrated, such integration can lead to reinforcement of corporate standing and improvement of market capitalization as well as shareholder value. Such reinforcement may be accomplished through a better balance between international and domestic operations, more stable operations, provision of service responding to customers' needs as well as reinforcement of competitiveness in relation to costs by drastic restructuring and more efficient management of assets.

Considering the above, we agreed upon the business integration with JAS in a structure where JAS and we will incorporate a wholly owning parent company and become wholly owned subsidiaries of that parent company.

In this agenda, we request your approval of our proposal that JAL, jointly with JAS, should establish a wholly owning parent company to be named "Japan Airlines System Corporation" by means of share transfer provided for in Article 364 of the Commercial Code and that JAL should become a wholly owned subsidiary of Japan Airlines System Corporation in accordance with the above agreement.

Therefore, we request you to approve our proposal considering the above.

2. Description of the Share Transfer

(1) Articles of Incorporation of Japan Airlines System Corporation

The Articles of Incorporation of Japan Airlines System Corporation are attached as "Articles of Incorporation of Japan Airlines System Corporation" (p.13-18)

(2) Type and number of shares to be issued by Japan Airlines System Corporation upon the share transfer and allotment of the shares to the shareholders of the companies that are to become wholly owned subsidiaries

(i) Type and number of shares to be issued by Japan Airlines System Corporation upon the share transfer

Japan Airlines System Corporation will issue 1,980,465,250 ordinary shares and additional shares of which the number is equivalent to the number of shares to be issued upon the exercise of the conversion right attached to the convertible bonds issued by JAL, which has been or will be exercised on or after 1 April 2002 and prior to the date of the share transfer.

(ii) Allotment of the shares to JAL and JAS shareholders

The shares will be allotted and issued to the shareholders (including beneficial shareholders) registered as shareholders on JAL's and JAS' last shareholders' lists (including their lists of beneficial shareholders) as of the day prior to the date of the share transfer using the following exchange rate:

JAL shareholders

One ordinary share of Japan Airlines System Corporation will be allotted for one JAL ordinary share.

JAS shareholders

Nine ordinary shares of Japan Airlines System Corporation will be allotted for one JAS ordinary share.

One unit of JAL shares consists of 1,000 shares. One unit of JAS shares consists of 100 shares.

(3) Amount of capital and capital reserve of Japan Airlines System Corporation

Amount of capital: One hundred billion yen

Amount of capital reserve: The amount equivalent to that obtained by deducting the amount of capital above from the aggregate amount of net assets of JAL and JAS as of the beginning of the date of share transfer.

(4) Cash to be paid upon the share transfer

No cash will be paid upon the share transfer.

(5) Date of share transfer

The date of the share transfer should be 1 October 2002. Japan Airlines System Corporation will be registered as incorporated on 2 October 2002. However, the date of the share transfer may be changed upon consultation between JAL and JAS if such a change is necessary in connection with the share transfer procedure.

(6) Directors of Japan Airlines System Corporation

Candidate directors of Japan Airlines System Corporation are as follows:

Name (date of birth)	Background and representation status at other firms	No. of shares of JAL and/or JAS held

Hiromi Funabiki (Born on April 1, 1933)	June 1979 Director, JAS June 1981 Managing Director, JAS June 1987 Senior Vice President, JAS June 1995 President & Representative Director, JAS (currently serving)	JAL: 0 JAS: 806
Isao Kaneko (Born on March 1, 1938)	June 1991 Director, JAL June 1995 Managing Director, JAL June 1997 Senior Managing Director, JAL June 1998 President & Representative Director, JAL (currently serving)	JAL: 21,407 JAS: 0
Minoru Morikawa (Born on February 5, 1936)	June 1987 Director, JAS June 1991 Managing Director, JAS June 1993 Senior Vice President, JAS June 1997 Executive Vice President, JAS June 2001 Executive Vice President & Representative Director, JAS (currently serving)	JAL: 0 JAS: 1,306
Masahide Ochi (Born on February 9, 1940)	June 1994 Vice-Minister for Transport and International Affairs, Ministry of Transport June 1995 Vice Chairman, JAL Foundation June 1997 Managing Director, JAL June 1999 Senior Managing Director, JAL April 2001 Executive Vice President & Representative Director, JAL (currently serving)	JAL: 30,000 JAS: 0
Toshiyuki Shinmachi (Born on January 20, 1943)	June 1997 Director, JAL April 2000 Managing Director, JAL April 2001 Senior Managing Director, JAL (currently serving)	JAL: 16,000 JAS: 0
Hidekazu Nishizuka (Born on January 29, 1946)	June 1995 General Manager, Industrial Relation Dept., JAL June 1998 Director, JAL April 2001 Managing Director, JAL (currently serving) (Representation status at other firms) President, Saga Airport Fuelling Facilities Co., Ltd.	JAL: 14,081 JAS: 0
Fumitaka Kurihara (Born on January 3, 1943)	May 1997 Deputy General Manager, Corporate Planning Office, JAS June 1999 Executive Officer, JAS June 2001 Director, JAS (currently serving)	JAL: 0 JAS: 400
Gentaro Maruyama (Born on October 12, 1946)	June 1997 General Manager, Accounting Dept., JAL April 1999 Executive Officer, JAL June 2000 Director, JAL (currently serving) (Representation status at other firms) President, ALIVE INSURANCE PTE., LTD. President, TRIPLE A LTD.	JAL: 4,000 JAS: 0

Nobuyoshi Sera (Born on February 9, 1942)	May 1997 Deputy General Manager, Marketing & Sales, JAS March 1999 Executive Vice President, Harlequin Air Corporation March 2000 General Manager, Marketing & Sales Strategy, JAS May 2001 General Manager, Finance & Accounting, JAS June 2001 Executive Officer, Finance & Accounting, JAS (currently serving)	JAL: 0 JAS: 500
Susumu Miyoshi (Born on April 4, 1946)	December 1995 General Manager, Legal Affairs, JAL April 2001 Executive Officer, JAL (currently serving)	JAL: 1,782 JAS: 0
Katsuo Haneda (Born on January 23, 1943)	June 1995 Director, JAL June 1999 Managing Director, JAL April 2001 Senior Managing Director, JAL (currently serving)	JAL: 32,040 JAS: 0
Takashi Masuko (Born on July 27, 1942)	June 1997 Director, JAL April 2000 Managing Director, JAL April 2001 Senior Managing Director, JAL (currently serving) (Representation status at other firms) President, JAL Sales Network	JAL: 11,155 JAS: 0
Shunji Kohno (Born on August 1, 1927)	June 1990 President & Representative Director, Tokio Marine and Fire Insurance Co., Ltd. June 1996 Chairman & Representative Director of the same June 1997 Director, JAL (currently serving) June 2001 Adviser, Tokio Marine and Fire Insurance Co., Ltd. (currently serving) (Representation status at other firms) Representative Director, Shinko Building Co., Ltd.	JAL: 2,000 JAS: 0
Ken Moroi (Born on April 23, 1928)	August 1986 Chairman & Representative Director, Chichibu Cement Co., Ltd. October 1994 Chairman & Representative Director, Chichibu Onoda Cement Corporation June 1996 Adviser of the same October 1998 Adviser, TAIHEIYO CEMENT CORPORATION June 1999 Director, JAL (currently serving) June 2000 Adviser, TAIHEIYO CEMENT CORPORATION (currently serving)	JAL: 0 JAS: 0
Shinobu Shimizu (Born on February 3, 1931)	June 1981 Director, Tokyu Corporation June 1985 Managing Director, Tokyu Corporation December 1987 Senior Managing Director, Tokyu Corporation April 1995 President & Representative Director,	JAL: 0 JAS: 0

	Tokyu Corporation June 1997 Director, JAS (currently serving) June 2001 Chairman of the Board & Representative Director, Tokyu Corporation (currently serving) (Representation status at other firms) President & Representative Director, Three Hundred Club Co., Ltd. President & Representative Director, Tokyu Bunkamura, Inc.	

(1) Katsuo Haneda is a director of Japan Trans-Ocean Airlines, which is a competitor of this firm.
(2) Shunji Kohno, Ken Moroi and Shinobu Shimizu satisfy the requirements for external directors as stipulated in Article 188, Paragraph 2, Item 7 bis of the Commercial Code.

(7) Statutory Auditors of Japan Airlines System Corporation

Candidate Statutory Auditors of Japan Airlines System Corporation are as follows:

Name (date of birth)	Background and representation status at other firms	No. of shares of JAL and/or JAS held
Yasunaka Furukawa (Born on June 14, 1942)	June 1997 Deputy General Manager, Associated Business, JAL June 1999 Statutory Auditor (full time), JAL (currently serving)	JAL: 22,450 JAS: 0
Shigeo Matsui (Born on July 15, 1944)	June 1997 Vice President and Regional Manager, Singapore, JAL June 1999 Managing Director, JAL Leasing Company Limited March 2000 President & Representative Director, JAL Leasing Company Limited April 2000 Senior Managing Director, JAL Group Finance Co., Ltd. March 2001 Director, JAL Leasing Company Limited June 2001 Statutory Auditor (full time), JAL (currently serving)	JAL: 2,000 JAS: 0
Toshiyuki Sakai (Born on September 6, 1940)	May 1997 General Manager, Information Management & Systems Office, JAS June 1997 Director, JAS June 2001 Managing Director, JAS (currently serving)	JAL: 0 JAS: 400
Seiso Neo (Born on March 8, 1944)	June 1997 Vice President, Aircraft Systems Maintenance Center, JAS April 2000 Advisor, Japan Asia Airways Co., Ltd. June 2000 Director, Japan Asia Airways Co., Ltd. June 2001 Statutory Auditor (full time), JAL (currently serving)	JAL: 13,812 JAS: 0
Yoshihisa Akiyama (Born on September 10, 1931)	November 1991 President & Representative Director, KANSAI Electric Power Co., Inc. May 1997 Vice Chairman, KANSAI Economic Federation	JAL: 0 JAS: 0

	June 1998 Statutory Auditor, JAL (currently serving) May 1999 Chairman, KANSAI Economic Federation (currently serving) June 1999 Chairman & Representative Director, KANSAI Electric Power Co., Inc. (currently serving) June 1999 Chairman & Representative Director, KEIHANNA Interaction Plaza Inc. (currently serving)	
Masao Nishimura (Born on November 11, 1932)	June 1993 Executive Vice President & Representative Director, The Industrial Bank of Japan, Ltd. June 1996 President & Representative Director, The Industrial Bank of Japan, Ltd. June 2000 Statutory Auditor, JAL (currently serving) September 2000 Chairman & Representative Director, Mizuho Holdings, Inc. President & Representative Director, The Industrial Bank of Japan, Ltd. April 2002 Special Advisor, Mizuho Financial Group.	JAL: 0 JAS: 0

(1) Auditors Yoshihisa Akiyama and Masao Nishimura are non-standing statutory auditors as stipulated in Article 18, Paragraph 1 of the law relating to exemptions of the Commercial Code relating to audits of private corporations.

(8) Remuneration to be paid to Directors and Statutory Auditors

The aggregate amount of annual remuneration to be paid to the directors of Japan Airlines System Corporation should be limited to 416 million yen. However, such amount does not include payments to be made to directors who also serve as employees of Japan Airlines System Corporation as salary for employees. The aggregate amount of annual remuneration to be paid to the statutory auditors of Japan Airlines System Corporation should be limited to 88 million yen.

(9) Auditing Accountant Firm of Japan Airlines System Corporation

Name: Shin Nihon & Co.

Office: Hibiya Kokusai Building 20F

2-2-3, Uchisaiwai-cho, Chiyoda-ku, Tokyo 100-0011

History: April 2000 Incorporated Showa Ota Century Co., Ltd. after Showa Ota Co., Ltd. merged with Century Co., Ltd.

July 2001 Corporate name changed to Shin Nihon & Co.

Outline: 1,770 CPA, 827 Assistant CPA, other 522 people.

35 domestic offices, 22 overseas offices, 5,025 clients.

(10) Matters relating to joint incorporation

We will incorporate the wholly owning parent company jointly with JAS.

3. Explanation of reason for the decision on the share exchange rate

We, jointly with JAS, made a decision as to the exchange rate ("Exchange Rate") of the shares of JAL and JAS for the shares of Japan Airlines System Corporation to be incorporated jointly by JAL and JAS on 2 October 2002 by means of a share transfer in the following way.

(1) In discussing the Exchange Rate with JAS, we requested Mizuho Securities Kabusikikaisha ("Mizuho") and Tomatsu Accountant Firm ("Tomatsu") to evaluate the appropriate range or scope of the Exchange Rate.

Mizuho evaluated the appropriate range of the Exchange Rate as 1 for JAL and 8.50-9.51 for JAS. In its evaluation, Mizuho compared the value of the shares of JAL and JAS on the basis of the Market Price Method, DCF (Discounted Cash Flow) Method and Comparison with similar companies Method and took the evaluation on the basis of these three methods into consideration.

Tomatsu evaluated the appropriate exchange rate as 1 for JAL and 9.08 for JAS. In such evaluation, Mizuho compared the value of shares of JAL and JAS on the basis of the Market Price Method and DCF Method and took the evaluation on the basis of these two methods into consideration.

Mizuho and Tomatsu submitted the respective results of the evaluation to JAL (note 1).

(2) After negotiation and discussion with JAS based upon the evaluation above, we discussed the proposed agreement providing for an Exchange Rate of 1 per JAL share and 9 per JAS share at the meeting of the board of directors held on 26 December 2001. On the same day, we executed the agreement on the Exchange Rate with JAS (the "Agreement").

It was agreed that if any material change occurred in connection with the factors on which the evaluations for the Exchange Rate were based, the Exchange Rate might be revised upon discussion between the parties.

(3) We requested Mizuho and Tomatsu to confirm the appropriateness of the Exchange Rate in determining the Exchange Rate to be agreed upon between JAL and JAS and provided for in the business integration agreement referred to below.

Mizuho and Tomatsu compared the value of JAL shares and JAS shares, taking into consideration, the change in the financial situation and other changes after the execution of the Agreement. As a result of this review, Mizuho and Tomatsu respectively reported that they did not change the evaluation that they had reported as the appropriate range of exchange rates or the appropriate Exchange Rate, as referred to the above item (1).

(4) Upon receiving the reports from Mizuho and Tomatsu described above, we decided that the Exchange Rate should be 1 per JAL share and 9 per JAS share at the meeting of the board of directors on 26 April 2002. Pursuant to that decision, JAL executed a business integration agreement dated 26 April 2002 providing for the above exchange rate. When the board of directors made the above decision, Mizuho expressed its opinion that the Exchange Rate was appropriate in the light of the financial interest of JAL's shareholders (Note 2).

Note 1
An outline of evaluation methods applied by Mizuho as well as its evaluation of the exchange rate is described below. Mizuho has not emphasized any one of the three methods in particular or placed specific weight on the evaluation of each method. Mizuho reported its evaluation of the range of exchange rated by an analysis based on a combination of the three methods and its composite judgement.
Mizuho conducted its evaluation based on financial information, including business plans provided by JAL and JAS as well as interviews with JAL's and JAS's management.

Market Price Method
Mizuho analysed share prices and other information on sales and purchases of JAL shares on the Tokyo Stock Exchange, Osaka Stock Exchange and Nagoya Stock Exchange as well as share prices and other information on sales and purchases of JAS shares on the over-the-counter market operated by Japan Securities Dealers Association. Mizuho also compared this information with that of competitors as well as price trends of the Nikkei average. In addition, Mizuho analysed the exchange rate considering the average price for the period of (1) one month, three months, six months and twelve months ending on 9 November 2001, the business day immediately prior to the date of public report on the integration of business, and (2) one month, three months, six months and twelve months ending on 11 September, the date of the September 11 attack, which had a temporary but serious impact on the share prices of aviation companies, including JAL and JAS.

The DCF method
Mizuho analysed the exchange rate based on expectation of future cash flow by evaluating the financial prospects provided by JAL and JAS and applied a discount rate calculated by analysing the weighted average of capital cost and other factors.

Comparison with similar companies
Mizuho analysed the exchange rate compared to value of the enterprise and value for shares in companies similar to JAL and JAS. In the analysis, Mizuho determined the ratio of enterprise value (aggregate amount of market share price + book value of net debt with interests + value owned by minor shareholders) to EBITDA (profits before deduction of interests, tax and depreciation) on the basis of companies' published financial data.

Evaluation Method	Evaluation of the Exchange Rate	
	JAL	JAS
Market Price Method	1	8.50-12.57
The DCF Method	1	6.73-9.51
Comparison with similar companies	1	7.72-9.60

An outline of the evaluation method applied by Tomatsu and its evaluation of the exchange rate are described below. Tomatsu emphasized market price. However, it adjusted the market price by looking at the evaluation through the DCF method on the basis of business plans provided by JAL and JAS. In the adjustment, Tomatsu allotted 70 % weight to the market price and 30% weight to the evaluation through the DCF method.

Tomatsu conducted its evaluation based on financial information provided by JAL and JAS, interviews with JAL's and JAS' management, and other documents.

The outline of the two methods is described below.

Market Price Method

Tomatsu analysed share prices and other information on sales and purchases of JAL shares on the Tokyo Stock Exchange and share prices and other information on sales and purchases of JAS shares on the over-the-counter market operated by Japan Securities Dealers Association. Tomatsu also compared this information with that of competitors as well as price trends of the Nikkei average. In addition, Tomatsu analysed the exchange rate considering the average price for the period (1) one month, three months, six months and twelve months ending on 9 November 2001, the business day immediately prior to the date of public report on the integration of business, and (2) the price average for the period which made it possible to sufficiently attenuate the temporary impact of September 11 attack on the share prices of aviation companies, including JAL and JAS.

The DCF method

Tomatsu analysed the exchange rate based on the expected future cash flow, which was predicated on the financial information provided JAL and JAS and interviews with JAL's and JAS's management. In determining present value, Tomatsu applied a discount rate, considering an analysis of the weighted average of capital cost and risk factors in order to evaluate JAL's and JAS's enterprise value.

	Weight	JAL	JAS
Market Price Method	0.7	1	8.88
The DCF Method	0.3	1	9.71
Weighted Average	1	1	9.08

Note 2

(Translation)

April 26, 2002

Board of Directors
Japan Airlines Co., Ltd.
4-11, Higashi Shinagawa 2-chome, Shinagawa-ku, Tokyo

Ladies and Gentlemen:

We understand that Japan Airlines Co., Ltd. ("JAL") and Japan Air System Co., Ltd. ("JAS") have entered into a Memorandum of Understanding dated November 12, 2001 (the "Memorandum of Understanding"), under which JAL and JAS basically agreed to jointly establish a holding company (the "Holding Company") pursuant to the "stock-for-stock exchange" provisions under the Japanese Commercial Code, thereby consolidating their entire operations (the "Transaction"), and have entered into an Agreement on Exchange Ratios dated December 26, 2001 (the "Agreement on Exchange Ratios") and also entered into a Basic Agreement for Consolidation dated January 29, 2002 (the "Basic Agreement for Consolidation"), pursuant to which, each share of stock of JAL is scheduled to be allocated 1 share of the Holding Company and each share of stock of JAS is scheduled to be allocated 9 shares of the Holding Company (the allocation ratios of the Holding Company are collectively referred to as the "Exchange Ratios").. We further understand that JAL and JAS, after mutual negotiation and consultation, are expected to execute an agreement in the form of the draft Definitive Agreement for Consolidation dated April 26, 2002 (the "Definitive Agreement for Consolidation"). Detailed terms and conditions of the Transaction are set forth in the Definitive Agreement for Consolidation.

You have asked for our opinion as to whether the Exchange Ratios stipulated in the Definitive Agreement for Consolidation is fair from a financial point of view to the shareholders of JAL. We are not requested to express our opinion as to whether JAL should enter into the Transaction pursuant to the Definitive Agreement for Consolidation and therefore, we have not expressed such opinion.

For purposes of the opinion as to the Exchange Ratios as set forth herein, we have reviewed and analyzed the following documents and information:

(i) the Definitive Agreement for Consolidation prepared by JAL and JAS;

(ii) *Yuka-shoken Hokoku-sho* (annual Securities Reports filed with the Ministry of Finance) and other publicly-disclosed financial information of JAL and JAS;

(iii) information and materials relating to the operational and financial conditions of JAL and JAS prepared by JAL and JAS, respectively;

(iv) information and materials relating to financial forecasts for JAL and JAS, prepared by JAL and JAS, respectively;

(v) results of interviews with the respective management and staff of JAL and JAS relating to the operational and financial conditions (including without limitation historical performance and future prospects) of JAL and JAS;

(vi) the historical trading prices and trading records for shares of JAL and JAS;

(vii) the financial conditions, and trading prices and trading records for the shares of comparable publicly-traded companies that conduct businesses similar to the major businesses of JAL and JAS;

(viii) the "report on revaluation of the net assets" dated December 14, 2001 prepared by Tohmatsu & Co. and submitted by JAL to us;

(ix) the Memorandum of Understanding dated November 12, 2001, the Agreement on Exchange Ratios dated December 26, 2001 and the Basic Agreement for Consolidation dated January 29, 2002, all of which were entered into by and between JAL and JAS; and

(x) other information and materials as we deem necessary.

In connection with rendering our opinion, we have assumed and relied upon the following:

(i) We have assumed and relied upon the accuracy and completeness of all the materials and information as mentioned above which we have reviewed and analyzed as stated herein (the "Information"), and we have not conducted any independent verification of the accuracy or completeness of the Information;

(ii) We have assumed that the financial forecasts have been reasonably prepared by JAL and JAS based on the best currently available estimates and judgments of JAL and JAS regarding the future financial performance;

(iii) We have not made any independent valuation or appraisal of the assets and liabilities of JAL and JAS;

(iv) We express our opinion, assuming that the Transaction will be implemented pursuant to the terms and conditions set forth in the Definitive Agreement for Consolidation; and

(v) Our opinion is necessarily based on financial, economic, market, general economy and other conditions as in effect on, and the information made available to us as of, the date hereof.

It is understood that our opinion expressed herein is for the sole purpose of providing information to the Board of Directors of JAL, in connection with its determination of the Exchange Ratios, and may not be used for other purpose, or disclosed to a third party, without our prior written consent. Our opinion does not constitute a recommendation as to how any of the shareholders of JAL should vote with respect to the Transaction, nor include the recommendation. We have not expressed our opinion as to the value of the shares of JAL or the shares of JAS before the Transaction or the value of the shares of the Holding Company after the Transaction.

We have acted as financial advisor to JAL in connection with the Transaction and will receive a fee for our services. We have maintained business relationships including without limitation securities transactions with JAL and some of their respective subsidiaries and affiliates, and some members of the Mizuho Financial Group, with Mizuho Holdings Co., Ltd. at its helm, from time to time provide services, including without limitation banking services to, and hold equity interests in, JAL, JAS, and some of their respective subsidiaries and affiliates.

Based upon and subject to the foregoing, we are of the opinion that as of the date hereof the Exchange Ratios set forth in the Definitive Agreement for Consolidation are fair from a financial point of view to the shareholders of JAL.

Very truly yours,

Mizuho Securities Co., Ltd.

By: /s/ Toru Nakagawa
Toru Nakagawa
Managing Executive Officer

4. Balance Sheet and Profit and Loss Statement provide for in Article 366, Paragraph 1, Items 3 and 5 of the Commercial Code

JAL's Balance Sheet and Profit and Lost Statement is attached as separate "Report for the 52nd Fiscal Year" (p.23-31)

The contents of JAS's Balance Sheet and Profit and Loss Statement for the 39th fiscal year are described on page 19-23 below.

5. Matter in connection with resolution on this agenda

The effect of resolutions on this agenda is subject to approval at the Ordinary Shareholders' Meeting of JAL and JAS as well as approval from the relevant authorities required by any relevant laws or regulations

<Translation>

ARTICLES OF INCORPORATION
of
Kabushiki Kaisha Nihon Koku System
(Japan Airlines System Corporation)

CHAPTER I
GENERAL PROVISIONS

Article 1. Corporate Name

1.1 The name of the Company shall be Kabushiki Kaisha Nihon Koku System.

1.2 The corporate name of the Company shall be translated into English as "Japan Airlines System Corporation."

Article 2. Article 2. Objects

2.1 The objects of the Company shall be to hold shares of companies engaging in the following business and shares of foreign companies engaging in the business equivalent thereto, and thereby control and manage the business activity of these companies:

1. To act as operators of scheduled and non-scheduled air transport services;
2. To act as operators for aerial work services;
3. To act as providers of aircraft maintenance services;
4. To act as manufacturers, purchasers, sellers and lessors of aircraft and aircraft-related products;
5. To act as distributors and retailers of aviation fuel;
6. To act as motor-truck transport operators under the Motor-truck Transport Business Law and non-actual transport operators and forwarding agents under the Freight Forwarding Business Law;
7. To act as warehousemen and customs agents;
8. To act as managers and operators of hotels and other accommodation facilities, restaurants and cookshops, sports and athletic facilities and cultural facilities and establishments;
9. To engage in tourism and to act as tour operators and travel agents;
10. To act as advertising agents, publishers and entertainment planners and managers;
11. To act as manpower services providers, whether common or limited;
12. To act as trainers for personnel engaged in or to engage in air transportation business, and to engage in mass-oriented cultural and/or educational business;
13. To purchase, sell and lease immovable, and to act as real estate brokers and real estate managers;
14. To act as distributors and retailers of traveling kits, foods and beverages and daily necessities;
15. To act as providers of data processing services and data and information providing services and to engage in telecommunications business;
16. To act as non-life insurance agents and life insurance soliciting agents;
17. To loan, guarantee and invest to various businesses and enterprises;
18. To act as lessees or lessors of any kind of product; and
19. To engage in any other business of any kind and description relating, incidental or conducive to any of the foregoing objects.

2.2 The Company shall have the power and authority to engage in other business of any kind and description relating, incidental or conducive to, or necessary to achieve any of the objects set forth in Section 2.1 above.

Article 3. Location of Head Office

The Company shall have its head office in Minato-ku, Tokyo.

Article 4. Method of Giving Public Notices

All public notices to be given by the Company shall be given in the Nihon Keizai Shinbun published in Tokyo.

CHAPTER II
SHARES

Article 5. Authorized Shares

The Company shall be authorized to issue Seven Billion (7,000,000,000) shares.

Article 6. Shares

6.1 The number of shares of one unit of the Company shall be One Thousand (1,000) shares.

6.2 The Company shall not issue share certificates for shares that are less than one unit of shares (hereinafter to be referred to as "shares falling short of one unit" , except when stipulated otherwise in the Shares Handling Regulations.

Article 7. Shares Handling Regulations

All handling procedures for shares and rights for subscription of new shares, including, but not limited to, exercise of voting rights or other shareholder's rights by electronic means, types of share certificates, registration of transfer of share ownership and rights for subscription of new shares on the register of shareholders, entry and record of the transfer on the register of beneficial shareholders, purchase by the Company of its shares falling short of one unit, registration of pledges of shares of the Company and cancellation of such registration, issuance of replacement share certificates, registration and indication of trust of fiduciary interest in shares and rights for subscription of new shares of the Company and cancellation thereof, and fees chargeable by the Company therefor, shall be governed by these Articles of Incorporation and the Shares Handling Regulations adopted by the Board of Directors.

Article 8. Registration of Address, Etc.

8.1 Each of those shareholders or their registered pledgees, legal representatives or authorized officers who do not have an address or domicile in Japan shall designate a notice address in Japan or appoint a local agent in Japan and notify the Company of such designation or appointment. (All references herein and hereinafter to shareholders shall be deemed to include references to beneficial shareholders.) Prompt notification shall also be made to the Company when any change takes place in such designation or appointment.

8.2 The Company shall in no way be held liable for any loss or damage sustained by any person or entity as a result of his or its failure to make the foregoing notification.

Article 9. Record Data

9.1 Only the shareholders of the Company whose names appear or are recorded in the register of shareholders or the register of beneficial shareholders as of the 31st day of March of any year shall be entitled to exercise their voting rights at the Annual General Meeting of Shareholders to be held in that year.

9.2 In addition to the cases referred to in Section 9.1 and Article 26 hereof, the Company may, as and when authorized to do so by a resolution of the Board of Directors, fix a record date to determine the shareholders or their pledgees who are entitled to exercise any right as such, upon giving appropriate prior public notice.

Article 10. Transfer Agent

10.1 The Company shall have a share transfer agent for its shares

10.2 Such share transfer agent and its place of the handling business shall be selected by resolution of the Board of Directors and public notice thereof shall be given in due course.

10.3 The register of shareholders, the register of beneficial shareholders and the register of the rights for subscription of new shares of the Company shall be kept at the place of the handling business of the transfer agent, and the registration of transfers of shares and rights for subscription of new shares, and the purchase of shares constituting less than one unit and other matters concerning shares and rights for subscription of new shares shall be handled by the transfer agent and not by the Company.

CHAPTER III
GENERAL MEETINGS OF SHAREHOLDERS

Article 11. Convening of General Meetings of Shareholders

11.1 The President shall, in accordance with a resolution of the Board of Directors adopted for that purpose, convene an Annual General Meeting of Shareholders within three (3) months from April 1st every year, and Special Meetings of Shareholders whenever deemed necessary.

11.2 In the event the President fails or is unable to so convene a General Meeting of Shareholders, one of the other Directors shall act in his place in accordance with the seniority order determined in advance by the Board of Directors.

11.3 The General Meeting of Shareholders shall be convened at the location of its head office, a location adjacent to that of the head office or otherwise a location situated in a ward of Tokyo.

Article 12. Chairman of General Meetings of Shareholders

12.1 The President shall act as chairman at all General Meetings of Shareholders.

12.2 Should the President fail or be unable to preside at any General Meeting of Shareholders, one of the other Directors shall act in his place in accordance with the seniority order determined in advance by the Board of Directors.

Article 13. Resolutions of Shareholders

Except as otherwise provided by law or by these Articles of Incorporation, all resolutions at a General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the voting rights owned by shareholders represented at the meeting.

Article 14. Exercise of Voting Rights by Proxy

14.1 A shareholder or his legal representative, if any, may exercise his voting rights through a proxy, who shall be a shareholder of the Company entitled to vote. A corporate shareholder may exercise its voting rights through any of its officers or employees authorized for that purpose.

14.2 Any person who acts as proxy for any shareholder in accordance with the Section 14.1 shall produce to the Company a document evidencing his due authority whenever he attends any General Meeting of Shareholders as such. Provided that such person may, by electronic means instead of physical submission of the document and in accordance with the Shares Handling Regulations, provide the Company with the information for his due authority, in the event that the Company decides to send by electronic means the notice of convening the General Meetings of Shareholders.

CHAPTER IV
DIRECTORS AND BOARD OF DIRECTORS

Article 15. Number of Directors

The Company shall have twenty (20) or fewer Directors.

Article 16. Election of Directors

16.1 A resolution to appoint Directors shall be validly passed at a General Meeting of Shareholders only by the affirmative vote of a majority of the voting rights owned by the shareholders present or represented at the meeting, at which shareholders holding in aggregate not less than one-third (1/3) of the total number of the Company's voting rights shall be present.

16.2 No cumulative voting shall be used for the election of Directors.

Article 17. Term of Office of Directors

17.1 The term of office of a Director shall expire upon the closing of the Annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after his assumption of the directorship.

17.2 The term of office of a Director elected to increase the number or to fill the vacancy created by the earlier retirement or resignation of his predecessor shall expire when the term of office of the continuing Directors expires.

Article 18. Representative Directors and Executive Directors

18.1 The Board of Directors may, by its resolution, appoint, from among its members, one Chairman, one President and several Vice Chairmen of the Board of Directors, Executive Vice Presidents, Senior Managing Directors and/or Managing Directors.

18.2 The Board of Directors shall, by its resolution, appoint, from among its members, one or more Representative Directors, who shall have the power and authority to represent and bind the Company.

18.3 Each of the Representative Directors of the Company shall have the power and authority to represent and bind the Company individually.

18.4 The President shall supervise and execute the overall business of the Company pursuant to the resolution of the Board of Directors.

18.5 Should the President fail or be unable to act or be absent, one of the other members of the Board of Directors shall act in his place in accordance with the seniority order previously determined by the Board of Directors.

Article 19. Meetings of the Board of Directors

19.1 Matters regarding the Board of Directors shall be governed by the Regulations of the Board of Directors stipulated by the Board of Directors.

19.2 The Director(s) convening the meetings of the Board of Directors and the chairman at such meetings shall be selected by the resolution of the Board of Directors.

19.3 Should such Director(s) fail or be unable to act or be absent, one of the other members of the Board of Directors shall act in his place in accordance with the seniority order previously determined by the Board of Directors.

19.4 Notice of a meeting of the Board of Directors shall be provided to each Director and each Statutory Auditor three (3) days prior to the date of such meeting; provided, however, that in case of emergency, such notice period may be shortened.

19.5 The meetings of the Board of Directors may be held without convening proceedings in the event that all Directors and Statutory Auditors so agreed.

CHAPTER V
STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS

Article 20. Number of Statutory Auditors

The Company shall have six (6) or fewer Statutory Auditors.

Article 21. Election of Statutory Auditors

The provisions of Section 16.1 shall apply *mutatis mutandis* to the election of Statutory Auditors.

Article 22. Term of Office of Statutory Auditors

22.1 The term of office of a Statutory Auditor shall expire upon the closing of the Annual General Meeting of Shareholders for the last fiscal year ending within four (4) years after his assumption of the position of statutory auditor.

22.2 The term of office of a Statutory Auditor elected to fill the vacancy created by the earlier retirement or resignation of his predecessor shall expire when the term of office of his predecessor would expire.

Article 23. Full-Time Statutory Auditors

The Statutory Auditors of the Company shall appoint one or more Full-Time Statutory Auditors from among them.

Article 24. Meetings of Board of Statutory Auditors

24.1 Matters regarding the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors stipulated by the Board of Statutory Auditors.

24.2 Notice of a meeting of the Board of Statutory Auditors shall be provided to each Statutory Auditor three (3) days prior to the date of such meeting; provided, however, that in case of emergency, such notice period may be shortened.

24.3 The meetings of the Board of Statutory Auditors may be held without convening proceedings in the event that all Statutory Auditors so agree.

CHAPTER VI
ACCOUNTING

Article 25. Fiscal Year

The fiscal year of the Company shall be from the first day of April to the following 31st day of March.

Article 26. Dividends

Dividends, if declared for any fiscal year, shall be paid to those shareholders or their pledgees whose names appear or are recorded on the register of shareholders or the register of beneficial shareholders as of the 31st day of

March of such fiscal year.

Article 27. Prescription Period of Dividends

27.1 The Company shall be relieved of its obligation to pay any dividends which shall have remained unclaimed for a period of three (3) years or more from the date when they first become payable.

27.2 Dividends shall carry no interest.

Supplementary Provisions

Article 1. Shares To Be Issued Upon the Incorporation By Transfer Of Shares

1.1 The Company shall be incorporated pursuant to Article 364 (Transfer of Shares) of the Commercial Code.

1.2 The total number of shares to be issued upon the incorporation of the Company shall be the aggregate number of 1,980,465,250 ordinary shares and the same number of ordinary shares as issued upon conversion, between April 1, 2002 and the day immediately preceding the date of the transfer of shares, of convertible bonds issued by JAPAN AIRLINES COMPANY LTD.

Article 2. First Fiscal Year

The first fiscal year of the Company shall be from the date of the incorporation of the Company to the 31st day of March 2003.

Article 3. First Term of Office of Statutory Auditors

Notwithstanding Article 22, the first term of office of a Statutory Auditor shall expire upon the closing of the Annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after his assumption of the position of statutory auditor.

Japan Air System Co., Ltd.
Balance Sheet
(As of March 31, 2002)

(Unit: million yen)

Asset		Liability	
Item	Amount	Item	Amount
Current assets	69,976	Current liabilities	137,416
Cash and deposits	10,405	Operating accounts payable	31,350
Operating accounts receivable	27,394	Short-term loans payable	69,333
Inventories	16,860	Bonds to be redeemed within one year	5,200
Prepaid expenses	2,663		
Deferred tax assets	1,992	Accounts payable	5,583
Other current assets	11,015	Accrued expenses payable	9,741
Allowance for bad debts	-356	Accrued corporate and other taxes	1,127
Fixed assets	372,908	Accrued consumption and other taxes	1,674
(Tangible fixed assets)	(348,894)		
Buildings	65,018	Advances received	8,083
Structures	1,166	Deposits received	3,706
Machinery & equipment	6,893	Advance income received	83
Aircrafts	262,398	Other current liabilities	1,531
Aircraft movers	828		
Tools, equipment and fixtures	2,960	Fixed liabilities	278,988
Land	173	Corporate bonds	7,000
Construction in process accounts	9,455	Long-term loans payable	232,016
		Long-term accrued liabilities	12,594
(Intangible fixed assets)	(1,661)	Guarantee deposits received	3,108
Software	1,326	Deferred tax liabilities	329
Utility rights	151	Reserve for retirement allowance	23,530
Other intangible fixed assets	183		
		Reserve for executive retirement allowance	316
(Investments)	(22,352)		
Investment securities	7,087	Other fixed liabilities	91
Subsidiary shares	1,919	Total for liabilities	416,404
Guarantee money deposited	9,473	**Shareholders' Equity**	
Long-term prepaid expenses	2,444	Capital	23,486
Other investments	1,492		
Allowance for bad debts	64	Legal reserve	14,460
		Additional paid-in capital	13,975
Deferred assets	132	Legal retained earnings	485
Development costs	132		
		Deficits	11,786
		Special reserve	3,400
		Unappropriated deficit for the current term	15,186
		(Of which, current profit)	(525)
		Differences with revaluation	454
		Other differences with revaluation of marketable securities	454
		Treasury stock	-2
		Total shareholders' equity	26,612
Total for assets	443,017	Total for liabilities and stockholders' equity	443,017

Cumulative depreciation of tangible fixed assets: 270,136 million yen

Japan Air System Co., Ltd.
Profit & Loss Statement
(April 1, 2001 to March 31, 2002)

(Unit: million yen)

Item	Amount	
Ordinary profit/loss		
Operating profit/loss		
Operating income		360,635
Operating expenses		
Project expenses	295,503	
Selling, general, and administrative expenses	54,831	350,335
Operating profit		10,299
Non-operating profit/loss		
Non-operating income	132	
Interests received and dividends	2,645	2,777
Other non-operating income		
Non-operating expenses	8,475	
Interests	1,666	10,142
Other non-operating expenses		
Ordinary profit		2,935
Extraordinary profit/loss		
Extraordinary profit	1,185	1,185
Profit on sale of investment securities		
Extraordinary loss	1,762	
Loss on sale of fixed assets	526	
Special reserves for retirement allowance	210	2,498
Loss on valuation of investment securities		
Current income before taxes		1,622
Corporate, residential, and business taxes		1,914
Adjustments, including corporate tax		-817
Current income		525
Losses carried forward from the previous term		15,712
Unappropriated deficit for the current term		15,186

Notes

[Important Accounting Policies]

1. Evaluation standards and evaluation methods of inventory assets

   Cost method according to the moving average method

2. Evaluation standards and evaluation methods of securities

   Subsidiary shares and affiliate shares: Cost method according to the moving average method.

   Other securities:

   Those having market value: Market value method based on market price and so forth on the last day of the term (all differences with the evaluated value are processed in accordance with the recapitalization method, and the sales cost is calculated in accordance with the moving average method).

   Those not having market value: Cost method according to the moving average method.

3. Deliberative evaluation standards and evaluation methods

   Market value method

4. Fixed assets depreciation method

   Tangible fixed assets: Straight-line method

   Intangible fixed assets: Straight-line method

   With respect to software (in-house use) however, the straight-line method is used based on the expected duration of in-house use (five years).

5. Deferred assets accounting processing

   Development costs: Important training costs relating to new aircraft and training costs involving in-house crew training are tabulated, and their depreciation method employs a method of depreciating by an equal amount for each term over the course of five years as stipulated in the Commercial Code.

   Corporate bond issuing costs: Processed as the total amount of costs at the time of disbursement.

6. Allowance tabulation standards

   Allowance for bad debts: In order to prepare for losses incurred due to bad debts on bonds, the allowance for general bonds is tabulated according to the actual percentage of bad debts, while the expected recoverable amount is tabulated after examining the possibility of recovery of each individual debt for the allowance for specific bonds such as bonds issued having concern of bad debts.

Reserve for retirement allowance: In order to prepare severance benefits for employees, the amount that has been generated at the end of the term is tabulated based on the retirement allowance debt and pension assets at the end of the term. Furthermore, the apportioned amount based on 15 years is processed as costs with respect to the difference resulting during alteration of accounting standards (23,192 million yen).

The amount resulting from mathematical accounting differences apportioned according to the straight-line method based on a fixed number of years (15 years) within the average remaining years of service of employees at the time of generation at the end of each term is treated as a cost starting in the following term of each occurrence.

Executive retirement allowance: In order to prepare for disbursement of director retirement benefits, the amount required to be disbursed is tabulated based on "Internal Regulations for Director Retirement Gratuities". Said allowance is to be the allowance falling under Article 287 bis of the Commercial Code.

7. Lease transaction processing method
   Finance lease transactions other than those recognized to constitute a transfer of ownership of a leased commodity to the lessee are processed in accordance with the method pertaining to ordinary lease transactions.
8. Hedge accounting method
   Hedge accounting is in accordance with deferred hedge processing as a principle.
9. Accounting processing of consumption tax, etc.
   In accordance with the tax-excluded method

(Additional Information)

1. Treasury shares
   Treasury shares, which had previously been included in current assets (other current assets) until the previous term, will be indicated at the end of the shareholders' equity section as a deduction from capital starting in the current term in accordance with revision of accounting document regulations accompanying revision of the Commercial Code ("Ministerial Ordinance for Partial Revision of Regulations pertaining to the Balance Sheet, Profit and Loss Statement, Business Report and Attached Schedules of Private Corporations," Ordinance No. 66 of the Ministry of Justice, 2001). Furthermore, the number of treasury shares as of the end of the previous term is 187 shares having a monetary value of 718,000 yen.

[Balance Sheet]

1. Amounts shown are indicated rounded down to the nearest million yen.
2. Short-term monetary bonds to subsidiaries: 11,936 million yen
   Short-term debts to subsidiaries: 5,069 million yen
3. Cumulative depreciation of tangible fixed assets: 270,136 million yen
4. Fixed assets used according to lease agreements

In addition to fixed assets tabulated in the balance sheet, there are 29 aircrafts being used according to lease agreements.

5. Assets used as collateral
   Buildings: 53,556 million yen
   Aircraft equipment: 1,433 million yen
   Aircraft: 214,487 million yen
   Investment securities: 680 million yen
6. *Guaranteed liabilities and guaranteed subscriptions:* 13,358 *million yen*
7. Major assets and debts in foreign currency
   Operating accounts receivable: 1,310 million yen (amount in foreign currency: US$4,775,000, other)
   Subsidiary shares: 55 million yen (amount in foreign currency: HK$3,000,000, other)
   Operating accounts payable: 998 million yen (amount in foreign currency: US$7,168,000, other)
8. Profit per share for the current term: 24.03 yen

[Profit and Loss Statement]

1. Amounts shown are indicated rounded down to the nearest million yen.
2. Transaction volume with subsidiaries
   Operating revenue: 2,666 million yen
   Operating expenses: 46,823 million yen
   Non-operating transaction volume: 3 million yen

[Translation]

Report for the 52nd Term (From April 1, 2001 to March 31, 2002)

1. Business Overview

(1) Trends and Results of Business

The Japanese economy in this term faced a very severe situation due to the sluggish world economy, recession caused by the worldwide slowdown of IT-related demand, and little growth in personal consumption.

With such a background in 2001, Japan Airlines Company, Ltd, (JAL) marked the 50th anniversary of its foundation, implementing a series of commemorative campaigns featuring special discounts for both international and domestic passenger travel. As a result, demand grew steadily until the terrorist attacks in the U.S. on September 11 brought this trend to a sudden end. After the incidents, demand for our international passenger flights showed a drastic, unprecedented decline. In particular, we saw a significant drop in the demand for travel to destinations in the U.S., with Japan-Hawaii routes the hardest hit, and the impact of the attacks remained until the end of this term. The demand for domestic air travel also declined significantly immediately after September 11, especially for destinations in Okinawa, but recovered almost to its normal level by the beginning of this year. The demand for cargo flights was unimpressive due to the effects of the sluggish economy and the IT recession.

The resulting total volume transportation of international and domestic passenger and cargo traffic was 11,312.21 million ton-km, down 12.1% year-on-year and the operating revenue was 1,169.4 billion yen, down 7.0% from the previous term. On top of the significant decrease in revenue, the cost of security measures and aviation insurance premiums went up after the attacks. To deal with these difficulties, we formed an Emergency task force under the command of our president Isao Kaneko and focused on all the possible measures for improving the situation, including wide-ranging cost reductions within our organization and the drastic revision of the flight network and flight frequencies. We succeeded in cutting our operating expenses to 1,185.8 billion yen, down 1.3% from the previous fiscal year. We were also proactive in lobbying for also governmental assistance and in passing on part of the greatly increased insurance premium to travelers, to reduce the impact on the bottom line.

We have given the highest priority to the task of "ensuring safe flight" and have exerted - and will continue to exert - our sincere efforts in all aspects including flight operation and aircraft servicing to ensure the safety of each and every flight. In this fiscal year in particular, we have carried out all the possible measures to protect our services from terrorist attacks and hijacking and to ensure both safety and security, in cooperation with other parties concerned in the aviation industry from all over the world. We have significantly reinforced our safety management system together with our group organizations.

The financial figures as a result of the above measures are an operating loss of 16.3 billion yen and an ordinary loss of 41.5 billion yen, of which 34.8 billion yen is net loss for the current term. Therefore, we regret to announce that there will be no dividend for this term, for which we sincerely apologize to our shareholders.

We reached an agreement with Japan Air System Co., Ltd. (JAS) in November last year to establish a joint holding company with the purpose of merging the management of the two companies in the future. The Fair Trade Commission plan has approved the plan and the next step is to obtain the approval of our shareholders at the Annual General Meeting in June.

As one of the world's major aviation companies, we must play the leading role in supporting Japan's aviation industry in the increasingly competitive international aviation market. To do so successfully, we need to secure a solid business foundation in the domestic market, which is a more stable environment, politically and economically, than the international market. In the past we have given emphasis to international flight operations, however, by merging with JAS, which has mainly focused on domestic business, we will be able to operate in a more secure manner by maintaining a better balance than before between domestic and international operations.

A more specific merit of the merger will be our ability to provide services that better suit our customers' needs. The extensive flight network enhancement, especially in the domestic sector, will enable us to offer more convenient and flexible flight schedules and more competitive fares than before. Moreover, through the more effective utilization of the personnel of the two companies, reduction of rental and other facility costs and more efficient asset management, we will improve our cost competitiveness, reinforce our corporate standing, and improve our market capitalization and consequently our shareholder value.

Considering the above, we have concluded that we must go ahead with the management merger.

(2) Status of Business by Division

International Passenger Operations

In the first half of the fiscal year, demand for first and business class travel did not grow notably, but economy class showed steady growth. In the latter half of the fiscal year, due to the terrorist attacks, we saw a dramatic decline in demand mainly for flights to U.S. destinations. In November, it dropped to 59% of the level of the same month of the previous fiscal year, which proved how serious the impact of the attacks was. Demand started to recover slowly from around the year-end/New Year's season, but by March it remained at 93% of the level of the same month in FY2001.

Network management saw the reopening of the Osaka-Dalian route, and last April we increased the number of flights from Tokyo, Osaka, Nagoya, Hiroshima, and Komatsu to Seoul. In July, we started Paris-Dusseldorf and Paris-Hamburg code-share flights with Air France. We increased the number of flights on the Nagoya-Manila route in August, and the Tokyo-Ho Chi Minh City and Osaka-Ho Chi Minh City routes in November. In response to the declining demand after September 11, we temporarily suspended Tokyo-Dallas, Nagoya-Los Angeles, and Osaka-Chicago operations. We also, decreased the number of flights or temporarily closed, rerouted, or changed aircraft for destinations that saw a significant drop in demand, including Honolulu, Guam, and several European destinations. Simultaneously we made efforts to attract more passengers for our Asian destinations where demand remained strong, by increasing the number of flights to Seoul, Pusan, Dalian, and other cities in December, and Qingdao in January. To further improve our revenue, we also have been also operating about 20 round-trip charter flight for mainly Guam and Palau utilizing late-night and early-morning takeoff and landing slots at Haneda, where the ban was lifted in February last year.

On the fare front, we introduced new versions of our successful "Goku" brand discount fares, including "special Goku" fares with unique features, including advance purchase "Variety 150-sai Goku 28" fares for small groups and "three-generation Goku 28" for small family groups. These with others helped to enhance our discount products and spread them further throughout the market, creating demand by responding to the increasing demand for personalized travel. In October, we introduced "JAL Business Saver" fares in our business class, branded as "Executive Class – SEASONS", to make luxurious air travel more accessible to customers. In addition, as a driving force to recover the demand, we launched "Super Advance Sales Goku" fares for U.S. destinations in March.

In-flight service improvements included new-design seats to enhance passenger privacy in first class, improved in-flight meals for the "Executive Class "SEASONS," and installed personal TV monitors for every economy class passenger in our international B747-400 fleet. Introduction of these new products and services was based on the different needs of customers of the different classes.

Marketing campaigns carried over from the previous term including the "JAL 2000-2001 Campaign," but we also implemented several recovery measures after the dramatic drop in demand. In December, we went ahead with our annually staged "JAL Honolulu Marathon" in Hawaii as planned. Despite the fact that the number of tourists visiting Hawaii had plummeted, we attracted about 25,000 participants from all over the world and achieved the same level of results as those of an average year. On the day before the marathon, we held the JAL-initiated "Tourism Conference in Hawaii" attended by top executives of Japanese travel businesses, the Vice Governor of Hawaii, the Hawaii Visitors and Convention Bureau CEO and Isao Kaneko, JAL's president. The conference adopted the "Honolulu Joint Declaration" to recover tourism in Hawaii and to show the rest of the world that everything was normal in Hawaii.

We reinforced sales to JAL Mileage Bank (JMB) members through the Double Mile Campaign, and to sustain the level of demand we took steps to increase the number of inbound passengers from Asia to visit Japan by the promotion of such attractions as Tokyo Disney Resort and Hokkaido, among others.

In the increasingly popular e-business area, we launched the "e-style Campaign" in June to promote Internet access to the JAL site. We revised the home page of our web site in July to improve its user-friendliness and to promote utilization by JMB members. At the end of August, we made it possible for customers to make Internet bookings of five highly popular special in-flight meals for children and vegetarians, as well as reserve disposable diapers for babies. In February, we introduced the booking of JAL Goku seats via cellular phones (limited to JMB members) to respond to the new needs of our customers.

As a result of these efforts, the number of international flight bookings via the e-channel tripled over that of the previous fiscal year, and the world total JMB membership topped 10 million in March, making it the largest mileage program in Japan both in name and in reality.

However, since the impact of the September attacks was still very severe, the total number of passengers of this term was 11.9 million, and our revenue was 574 billion yen, down 12.6 % and 9.9%, respectively, from the previous fiscal year.

Domestic Passenger Operations

Our aggressive pricing measures and sales campaigns supported the steady increase in demand in the first half of the term, but as a result of the September terrorist attacks on the U.S., many trips to destinations in Okinawa, including school excursions, were cancelled one after another. Since then, we have rigorously strived to recover the demand by planning and implementing events in various places in cooperation with respective localities, and the annual total demand for domestic flights slightly surpassed the level of previous fiscal year in the end.

Concerning route management, we added one flight per day each to the Tokyo-Fukuoka and Tokyo-Naha routes in April and June, respectively, considering the expected growth in demand. Meanwhile, we temporarily closed the Fukushima-Tokachi Obihiro route, which we had operated on a seasonal basis, due to the expected decline in demand. We worked hard to manage more efficient route network and improved profitability by introducing smaller aircraft on some routes and transferring the operation of other routes to our subsidiary group airlines. After September 11, we operated about 90 domestic chartered flights in the latter half of the year to absorb the share of demand that shifted from international to domestic tourism.

As a special effort to commemorate our 50th anniversary, we sold "Advance Sales Special" tickets at a fixed rate of 5,000 yen for all destinations, in the first half of the term. In October we launched "JAL Bargain Fare" to help increase overall demand. We revised our policy regarding the Internet discount airfare "e-discount" that had been available previously for a limited period of time, making it available on a daily basis from October, except for the year-end/New Year's season. To improve our competitiveness, we increased the number of flights to which "Mini-Group Advance Sales," "Advance Sales 21," and "Tokuuri Kippu" discount fares were applicable.

In the area of passenger services, we improved customer usability by changing the ticket purchase deadline policy from within six days from the date of booking to up to 20 minutes prior to flight departure time, as of the flights departing during and after June 2001.

Our marketing and sales efforts included the announcement of our 2002 Okinawa Campaign in Okinawa, with the aim of recovering the demand for flights for destinations in that resort region, which has suffered a significant drop in the number of tourists after September. We were honored by the attendance of many representatives involved in the tourism industry from not only Okinawa but also from all over the country as well as those from the news media. We also extended our cooperation to events and functions implemented by governmental and Prefectural organizations, and painted one of our aircraft with the campaign logo "Daijobu-saa, Okinawa [meaning, It's All Right in Okinawa]" to help revitalize tourism in Okinawa.

From March 2001 we started the "JAL Dream Express 21" campaign to commemorate both our 50th anniversary and the centennial of the birth of Walt Disney. Significant features of this campaign were five aircraft in a specially Disney-themed livery, each with a different design and introduced gradually during the year.

We made it easier to settle payment for ticket-less service by credit card, convenience store payment and Internet banking, to strengthen our domestic flight-related e-business. We introduced the "convenience store payment service" where customers can print out the payment slip from their personal computers for payment at more convenience stores than before. We started a booking service via the "L-mode" in June, and in December, arranged access from personal digital assistants (PDAs) to domestic/international flight arrival/departure information services and other services, which are accessible from cellular phones.

As a result, the number of passengers increased by 0.2 % from that of the previous fiscal year to 20.25 million. However, due to the lower revenue per passenger, the total sales revenue was 280.8 billion yen, down 3.1 % from the previous fiscal year.

International Cargo Operations

Demand remained low, first because of the sluggish world economy originating from the slowdown of the U.S. economy, second due to the IT recession, and third because many of our customers abstained from shipping goods after the September terrorist attacks. It was indeed a very severe year for the air cargo industry.

Even so, in September, we opened three new routes as the first-ever transpacific freighter flights originating from Osaka, for New York via Anchorage, Los Angeles via Anchorage, and Atlanta-New York via Anchorage. In February we also changed the routing of the existing Tokyo-Anchorage-Paris freighter flight to make a stop at Amsterdam on its outward journey, to further enhance our all-cargo network.

A marketing innovation was the introduction in May of a round-the-clock booking service via the Internet to "J SPEED," one of the express services we launched in the previous fiscal year. The aim of this was to strengthen our marketing power and improve customer-convenience.

We also launched "e-BOND.INFO," a search system for cargo information on our website in and after September to quickly provide customers with real-time, accurate cargo delivery information. Considering the projected increase in cargo in the future, we improved the cargo warehouse handling capacity in the Narita area by around 10% compared to the previous fiscal year.

However, the continuing recession in the IT industry led to the total weight transported of 3,806.37 million ton-km, and the revenue of 125.6 billion yen, down 11.7% and 10.0%, respectively, from the previous fiscal year.

Domestic Cargo Operations

Domestic cargo demand remained generally low throughout the term due to the sluggish Japanese economy, compounded by the impact of September 11 that led to a significant drop in demand for air courier services.

We operated extra sections and charter flights from Haneda and Narita to Okinawa, in December and March, the seasons of highest demand seasons at the end of the year and the end of the fiscal year. Extra cargo flights using B777-300 passenger aircraft at late-night/early-morning takeoff/landing slots at Tokyo's Haneda Airport successfully responded to the needs of the market to supplement the B747 cargo flights. As a further customer-friendly service we launched a website dedicated to domestic cargo service in August, providing customers with a wide range of useful domestic air cargo flight. Information.

The resulting total weight transported was 240.24 million ton-km, and the revenue was 18.2 billion yen, down 10.1% and 10.6%, respectively, from the previous fiscal year.

Other

The main news in our related businesses was the initial public offering (IPO) of two group subsidiaries, AGP Corporation and JALUX Inc., which are expecting further growth through the expansion of business with customers outside the JAL Group. We continue to proceed with our plan to maximize investment in subsidiaries that are a crucial part of our group strategies, so as to attain a more favorable capital structure of the group as a whole.

(3) Challenges to be addressed

Our future prospects remain clouded with the uncertain future of the Japanese economy, although some say that there are signs that it has already hit bottom. Air travel demand, especially in the business area, is recovering gradually for both international and domestic operations. However, personal consumption remains weak, and we are concerned that the recovery of the demand for overseas group tours may be slower than expected. We predict that the business environment will remain relatively severe for the time being.

Under such circumstances, in terms of on routes that are highly profitable, mainly for destinations in China and Southeast Asia, which we expect to see an increase in demand, as a result of the opening of the provisional runway at Narita Airport starting in April this year. As for domestic operations, we will enter routes that are currently dominated by our competitor, utilizing the increase in the number of takeoff/landing slots of the Haneda Airport in July. We will continue to deploy aggressive and efficient network management strategies throughout the group in response to new market trends.

With regards to e-business, we will use IT to the fullest to provide customers with convenient, reasonable, and valuable services, and to realize "easy communication with JAL anywhere, anytime." We will strive for higher revenue, strengthen the relationships amongst our group organizations, and promote the transformation of our group to the envisioned "e-JAL Group."

On the business management side, on the premise that our shareholders and other related ministries and agencies will approve of this move, we will establish Japan Airlines System Corporation, a joint holding company, with JAS via a stock transfer arrangement in October this year, and our organization will operate under its umbrella. We will then restructure the businesses of the two companies according to the main operational areas by the spring of 2004 at the latest, to form three new companies; "Japan Airlines International" (international passenger business), "Japan Airlines Japan" (domestic passenger business), and "Japan Airlines Cargo" (cargo business), to implement efficient management of the business according to the characteristics of each area.

The mission of the joint holding company will be to supervise the group and maximize the value of the group, through group strategies, resource allocation, public relations, and management of business corporations. The business corporations will focus on ensuring safe flight, finalizing and executing business plans, planning and implementing market strategies, and maximizing income.

The mission of new Japan Airlines Group will be to "transport people, goods, and culture as a leading comprehensive airline group, and contribute to peace and prosperity in Japan and the world." To this end, we will adopt a corporate philosophy with following core concepts:

- Maximization of corporate value
- Pursuit of the world's top aviation quality in safety and reliability
- Elevation of service from the customer's viewpoint
- Responsible corporate citizenship
- Create a corporate culture to encourage efforts and challenges

At the time of the merger, we expect to witness the birth of a new corporate culture and climate, together with various changes surrounding daily flight operations. We will ensure that our efforts for aviation safety will not be hindered by these changes, and that each of our divisions will put their utmost efforts in guaranteeing the safety of our operations.

We and the new Japan Airlines Group will give the highest priority to "ensuring safe flight" and "pursuing good-quality services to be the our customers' airline of choice" in order to improve customer convenience and to meet the expectations of our shareholders through efforts to stabilize our business foundation, strengthen our corporate standing, and promote competition in the aviation industry.

We sincerely ask our shareholders for their continued support.

(4) Capital Investment and Financing

a. Capital Investment

The total capital investment during the term was ¥60.7 billion, down 3.4 % from the previous fiscal year.

The main portion of it was for the procurement of aircrafts due to equipment change, etc., and the breakdown is shown below.

Model	Usage	Quantity	
B747-400	(for international flights)	1	(delivered)
B747F	(for cargo flights only)	1	(delivered)
B767-300	(for domestic flights)	3	(delivered)
B767-300ER	(for international flights)	3	(Order outstanding)
B777-200ER	(for international flights)	11	(Order outstanding)
B777-200	(for domestic flights)	5	(Order outstanding)
CRJ200	(for domestic flights)	2	(Order outstanding)
	Total	26	

We sold the following aircraft.

B747LR	(for international flights)	1	
	Total	1	

b. Financing

We took out a total of 173.7-billion-yen long-term loan to be appropriated for a part of refinancing and equipment funds, etc.

(5) Trends of Business Results and Assets

Subject	49th term (FY1998)	50th term (FY1999)	51st term (FY2000)	52nd term (FY2001)
Operating Income (million yen)	1,157,653	1,167,681	1,257,239	1,169,499
Ordinary Profit (loss)(million yen)	32,523	9,454	28,902	(41,534)
Net Income (loss) (million yen)	26,282	(5,655)	28,780	(34,874)
Net Income per Share (yen)	14.77	(3.18)	16.18	(19.56)
Gross Assets (million yen)	1,475,584	1,452,166	1,454,868	1,480,101
Net Assets (million yen)	246,415	247,531	274,852	230,685
Net Asset per Share (yen)	138.52	139.15	154.11	129.36

Note: Net Income (loss)per share and net asset per share are calculated based on the average number of shares outstanding during the term and the number of shares outstanding at the balance sheet date, respectively. However, the figures of the 52nd term are based on the average number of shares outstanding during the term next treasury stocks the number of shares outstanding at the balance sheet date, net treasury stocks , respectively.

In the 49th term, the national economy continued to be in a severe state and the demand for the international business trips and cargo flights were sluggish. However, the reduction of operating expense and other factors lead to net income of ¥26,282 million for the term.

In the 50th term, although we saw a slow improvement of the national economy, it failed to get back on the self-sustained recovery track. The demand for passenger and cargo flights were generally stable, however, after tabulating the increase of the operating expense due to the sudden rise of fuel prices and so forth, and an extraordinary loss, we recorded net loss of ¥5,655 million for the term.

In the 51st term, we saw a slow improvement in the national economy, but the pace of recovery became even slower in the latter half of the term. The demand for domestic passenger flights and cargo flights remained at the same level as the previous year, however, the demand for the international flights steadily grew to lead to net income of ¥28,780 million for the term.

The state of the business of the 52nd term is as described in Section 1. Business Overview.

2. Company Overview

[The statements hereafter are true as of March 31, 2002, unless otherwise specified elsewhere.]

(1) Major Company Activities

Scheduled and non-scheduled air transport services; aircraft maintenance services; other related businesses

(2) Major Offices and Service Centers

Head Office: 4-11, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo, Japan

In Japan: Kitami, Obihiro, Sapporo, Hakodate, Akita, Sendai, Fukushima, Tokyo, Niigata, Nagoya, Kanazawa, Osaka, Hiroshima, Matsuyama, Kochi, Fukuoka, Nagasaki, Kumamoto, Oita, Miyazaki, Kagoshima and Okinawa

Overseas: Guam, Saipan, Beijing, Tianjin, Qingdao, Shanghai, Dalian, Seoul, Busan, Manila, Hong Kong, Bangkok, Ho Chi Minh City, Kuala Lumpur, Singapore, Jakarta, Denpasar, New Delhi, Cairo, Sydney, Brisbane, Auckland, Moscow, Frankfurt, Amsterdam, Zurich, London, Paris, Madrid, Milan, Rome, Vienna, Vancouver, New York, Chicago, Atlanta, San Francisco, Los Angeles, Las Vegas, Anchorage, Honolulu, Kona, Mexico City and Sao Paulo

Service Center: Haneda Area Maintenance Center, Narita Area Maintenance Center

(3) Aircrafts

Type of Aircraft		Quantity	Number of Seats or Maximum Load	Comment
B747-400	(for long distance)	34	299 to 449 seats	7 of them are on lease
B747LR-SUD	(for long distance)	12	350 to 437 seats	2 of them are on lease
B747LR	(for long distance)	10	383 to 462 seats	8 of them are on lease
B747-400D	(for short distance)	8	568 seats	3 of them are on lease
B747SR-SUD	(for short distance)	2	563 seats	
B747SR	(for short distance)	1	533 seats	
B747F	(for cargo only)	10	115 tons (max.)	8 of them are on lease
	(Sub total)	(77)		
B777-200		5	389 seats	1 of them is on lease
B777-300		5	470 seats	all of them are on lease
	(Sub total)	(10)		
B767-200		3	230 seats	1 of them is on lease
B767-300		19	232 to 270 seats	8 of them are on lease

(Sub total)	(22)		
B737-400	1	150 seats	
MD-11	10	233 to 300 seats	8 of them are on lease
DC-10-40	11	264 to 318 seats	4 of them are on lease
Total	131		

(4) Shares

a. Number of Shares

Authorized: 6,000,000,000 shares

Issued: 1,783,473,439 shares

b. Number of Shareholders 253,520 (increase by 32,287 shareholders from the end of the previous fiscal year)

c. Major Shareholders

Name	Shares (1,000)	Ratio of shareholding	Our investment (1,000)	Ratio of shareholding
Eitaro Itoyama	62,000	3.5%	–	– %
The Tokio Marine and Fire Insurance Co., Ltd. (*1)	51,312	2.9	–	–
The Industrial Bank of Japan, Ltd. (*2)	45,755	2.6	–(*2)	–
Nissay Dowa General Insurance Co., Ltd.	44,403	2.5	–	–
Nippon Life Insurance Company	41,718	2.3	–	–
Fukoku Mutual Life Insurance Company	39,635	2.2	–	–
The Bank of Tokyo-Mitsubishi, Ltd.	36,274	2.0	–(*3)	–
The Dai-Ichi Kangyo Bank, Ltd. (*2)	34,978	2.0	–(*2)	–
Kokusai Kogyo Co., Ltd.	34,627	1.9	–	–
JAL Group Employee's Shareholding	32,385	1.8	–	–

Notes: *1. The Tokio Marine & Fire Insurance Co., Ltd. and The Nichido Fire and Marine Insurance Co., Ltd. formed a holding company, Millea Holdings, Inc., on April 2, 2002, by share transfer. The number of shares of our company that The Nichido Fire and Marine Insurance Co., Ltd. owned as of March 31, 2002 was 22,713,000 shares

(1.3 %).

*2. The Industial Bank of Japan, Ltd., Dai-Ichi Kangyo Bank, Ltd., and Fuji Bank, Ltd., were consolidated and reorganized to form Mizuho Corporate Bank, Ltd., and Mizuho Bank, Ltd., as of April 1, 2002. The number of shares of our company that Fuji Bank, Ltd., owned as of March 31, 2002 was 7,059,000 shares (0.4%). Our company owns 609.56 shares (0.0%) of Mizuho Holdings, Inc. the holding company of Mizuho Corporate Bank, Ltd., and Mizuho Bank, Ltd.

*3. Our company holds 219.84 shares (0.0%) of Mitsubishi Tokyo Financial Group, Inc., the holding company of The Bank of Tokyo-Mitsubishi, Ltd.

(5) Acquisition, Disposition, and Holding of Treasury Stocks

a. Acquired Stocks

Acquisition by purchase of shares falling short of one unit or SMEIU (unit refers to that of the unit share system as newly required under the revision of the Commercial Code on October 1, 2001, and SMEIU refers to the unit under the statutory minimum equity interest unit share system now abolished)

Common Stock	462,488 shares
Amount of Stock Acquired	171,104 Thousand yen

b. Disposed Stocks

Common Stock	244,000 shares
Amount of Stock Sold	98,822 Thousand yen

c. Number of Stocks Held at the End of the Term

Common Stock	232,883 shares

(6) Employees

Category	Number of Employees	Average age	Average Number of Years in Service
Ground Staff	7,318	44.0 years	20.6 years
Cockpit Crew	2,608	43.3	18.8
Cabin Crew	6,420	34.2	11.3
Total or Average	16,346	40.1 years	16.7 years

Notes:
1. The number of employees is 1,168 less compared to the end of the previous term.
2. These numbers do not include personnel on loan or on leave.
3. The ground staff, cockpit crew and cabin crew are all inclusive of non-Japanese nationals.
4. The cabin crew includes the 542 contract-based employees.

(7) Status of Significant Corporate Combination

a. Status of Important Affiliates

Company Name	Capital	Ratio of Shareholding	Main Line of Business
	(million yen)	(%)	
Japan Asia Airways Co., Ltd.	4,310	90.5	Air Transport Business
Japan Trans Ocean Air Co., Ltd.	4,537	*51.1	Air Transport Business
JALways Co., Ltd.	3,000	100.0	Air Transport Business
JAL EXPRESS Co., Ltd.	5,800	100.0	Air Transport Business
Airport Ground Service Co., Ltd.	474	*99.8	Airport Ground Service
TFK Corporation	497	50.7	In-flight Meal Preparation
AGP Corporation	2,038	51.4	Power Supply to Aircrafts on Ground
AIRPORT ENGINEERING & SERVICE Co, Ltd.	315	*67.5	Vehicle Servicing and Petroleum Product Sales
JAL Sales Network Co., Ltd.	3,250	100.0	Air Ticket Sales, Travel Agency
JALPAK Co., Ltd.	900	*78.0	Travel Product Planning and Sales
JAL Hotels Co., Ltd.	4,272	90.7	Hotel Management, Hotel Operation Subcontractor
JAL Leasing Co., Ltd.	2,500	*100.0	Leasing
JAL Finance Corporation	1,000	*100.0	Financing
JALUX Inc.	2,558	*59.1	Wholesale, Retail, Non-life Insurance Agency, etc.
JAL Information Technology Co., Ltd.	702	51.0	Telecommunications- and Information System-Related Business
Axess International Network Inc.	700	75.0	Information Provision Service
Global Building Co., Ltd.	6,954	100.0	Real Estate

Notes:
1. * indicates the ratio of shareholding including the shares owned by subsidiaries.
2. AGP Corporation has joined the list of main subsidiaries from this term. It was listed on the JASDAQ in December 2001.
3. JALUX Inc. was listed on Section 2 of the Tokyo Stock Exchange in February 2002.

b. Results of Significant Corporate Combination

The overview of our consolidated settlement of accounts is as follows.

Subject	49th term (FY1998)	50th term (FY1999)	51st term (FY2000)	52nd term (FY2001)
Operating Income (million yen)	1,566,094	1,598,516	1,703,773	1,608,689
Ordinary Profit (million yen)	37,256	22,440	53,311	-37,115
Current Profit (million yen)	26,773	19,740	41,021	-36,725
Current Profit per Share (yen)	15.05	11.10	23.06	-20.60
Gross Assets (million yen)	1,955,622	1,911,177	1,801,855	1,836,371
Net Assets (million yen)	216,957	237,903	267,654	228,657
Net Asset per Share (yen)	121.96	133.74	150.12	128.27

Notes: 1. At the end of the fiscal year 2001, we had 148 consolidated subsidiaries, and 23 related companies, to which the equity method was applicable.

2. Current profit per share and net asset per share are calculated based on the average number of shares outstanding and end-of-term number of shares issued, respectively. However, the figures of the 52nd term are based on the average number of shares outstanding minus the number of treasury shares, and the end-of term number of shares issued minus the number of treasury shares, respectively.

(8) Main Lenders

Lender	Loan Balance at the End of Term	Our Shares Held by Lender	
		Number of Shares Held	Ratio of Shareholding
	(million yen)	(1,000 shares)	(%)
Japan Bank for International Cooperation	170,779	—	—
Development Bank of Japan	67,472	—	—
The Industrial Bank of Japan, Ltd. (*1)	39,984	45,755	2.6
The Bank of Tokyo-Mitsubishi, Ltd.	27,373	36,274	2.0
The Dai-Ichi Kangyo Bank, Ltd. (*1)	22,123	34,978	2.0
Sumitomo Mitsui Banking Corporation	14,713	19,319	1.1
UFJ Bank Ltd. (*2)	14,096	15,000	0.8
Nippon Life Insurance Company	11,500	41,718	2.3
The Norinchukin Bank	9,300	1	0.0
Shinkin Central Bank	8,500	—	—

Notes: *1. The Industial Bank of Japan, Ltd., Dai-Ichi Kangyo Bank, Ltd. and Fuji Bank, Ltd. were consolidated and reorganized to form Mizuho Corporate Bank, Ltd. and Mizuho Bank, Ltd., as of April 1, 2002.

*2. Sanwa Bank, Ltd. and Tokai Bank, Ltd. were merged to form UFJ Bank, Ltd., as of January 15, 2002.

(9) Managing Directors and Auditors

Title	Name	Area of Responsibility
President	Isao Kaneko	Chairman, Flight Safety Board Chairman, Operations & Maintenance Liaison Board Chairman, CS Promotion Committee Chairman, Business Activities Reappraisal Committee
Executive Vice President	Masahide Ochi	Senior Vice President (Customer Relations, Corporate Safety) Chairman, Flight Safety Committee Senior Vice President, Environmental Affairs Chairman, Environmental Committee Chief Officer (Legal Affairs, Business Activities Reappraisal)
Senior Managing Director	Katsuo Haneda	Senior Vice President, Corporate Planning Senior Vice President, IT Planning
Senior Managing Director	Takashi Masuko	Senior Vice President, Passenger Sales
Senior Managing Director	Toshiyuki Shinmachi	Senior Vice President, Corporate Affairs (Executive Office, Strategic Research, Public Relations, Shareholders' Service) Senior Vice President, Associated Business
Managing Director	Norio Oogo	Senior Vice President, Engineering & Maintenance Division President, Engineering & Maintenance Company
Managing Director	* Hiroyasu Hagio	Senior Vice President, Flight Operations Division
Managing Director	* Akihiko Kaji	Senior Vice President, Passenger Marketing
Managing Director	Hidekazu Nishizuka	Senior Vice President, Human Resources, *Personnel & Organization Administration *Industrial Relations Senior Vice President & General Manager, Medical Services Senior Vice President, Purchasing Administration
Managing Director	Hiroyuki Funayama	Senior Vice President, Operations & Customer Service
Director	Juntaro Shimizu	Senior Vice President, Cargo & Mail President, Cargo Company
Director	Gentaro Maruyama	Senior Vice President, Finance (Accounting, Finance, Revenue Accounting) Senior Vice President & Deputy General Manager, Corporate Planning (Budget) Senior Vice President & Deputy General Manager (Associated Business) Senior Vice President, Cabin Attendants Division Senior Vice President & Regional Manager, Narita
Director	* Hironori Matsuyama	Senior Vice President, General Affairs, Narita
Director	Shunji Kono	Adviser, Tokio Marine and Fire Insurance Co., Ltd.
Director	Ken Moroi	Adviser, TAIHEIYO CEMENT CORPORATION
Auditor (full time)	Yasunaka Furukawa	
Auditor (full time)	* Sei s o Neo	
Auditor (full time)	* Shigeo Matsui	
Auditor	Yoshihisa Akiyama	Chairman, KANSAI Electric Power Co., Inc.
Auditor	Masao Nishimura	Chairman, Mizuho Holdings, Inc. President, The Industrial Bank of Japan, Ltd.

Notes: 1. The directors and auditors marked with * were elected to their respective position at the 51st annual general meeting of shareholders held on June 28, 2001 and subsequently inaugurated.

2. On April 1, 2001, Masahide Ochi was appointed Executive Vice President from Senior Managing Director; Katsuo Haneda, Takashi Masuko and Toshiyuki Shinmachi were appointed

Senior Managing Director from Managing Director, and Hidekazu Nishizuka and Hiroyuki Funayama were appointed Managing Director from Director.

3. Full-time Auditor Sadao Hara retired at the completion of his tenure on June 28, 2001.
4. On March 31, 2002, Auditor Masao Nishimura retired as the Chairman of Mizuho Holdings, Inc. and as the President of the Industrial Bank of Japan.
5. Auditors Yoshihisa Akiyama and Masao Nishimura are non-standing statutory auditors as stipulated in Article 18, Paragraph 1 of the law relating to exemptions of the Commercial Code relating to audits of private corporations.

The names and areas of responsibilities of the executive officers are as follows.

Name	Area of Responsibility
Kazunari Yashiro	CEO for the Americas
Satoshi Endo	Deputy General Manager, Engineering & Maintenance Division
	Maintenance Auditing
	Maintenance Planning & administration
	Deputy Chairman, Environmental Committee
Hiroshi Ikeda	Deputy General Manager, Corporate Planning [Administration, Industrial Policy, Route & Fleet, e-JAL Project]
* Takashi Shimoeda	Deputy General Manager, Flight Operations Division
	Flight Planning & Administration
	General Affairs Department/Haneda
	Deputy General Manager, Medical Services
* Masahiko Goda	CEO for Europe, Middle East &Africa & Regional Manager UK& Ireland
* Susumu Miyoshi	Legal Affairs and Business Activities Reappraisal Dept., Deputy Chief, Secretariat of Integration Arrangement Committee, Corporate Planning

Note: The operating officers marked with * were inaugurated on April 1, 2001.

3. Other Footnote Information

On April 26, 2002, a resolution to enter into business combination agreement with Japan Air System Co., Ltd., was adopted by the Company's Board of Directors subject to approval at the annual stockholders' meeting and, on the same day, the both companies signed the agreement.

The amounts and quantities listed in this Business Report are rounded down to the nearest unit of measure indicated.

Japan Airlines Company, Ltd.
Balance Sheet

	March 31, 2002
	(Millions of yen)
Assets	
Current assets:	
Cash and deposits	¥ 64,565
Accounts receivable – trade	177,214
Short-term investments in securities	13,818
Supplies	55,792
Prepaid expenses	8,232
Deferred income taxes	10,372
Other current assets	55,832
Less: Allowance for bad debts	(664)
Total current assets	385,164
Fixed assets:	
Tangible fixed assets:	
Buildings	98,319
Structures	4,070
Machinery	23,101
Flight equipment	585,056
Vehicles	1,242
Tools, furniture and fixtures	11,333
Land	46,737
Construction in progress	34,755
Total tangible fixed assets	804,616
Intangible fixed assets:	
Computer software	27,006
Other intangible fixed assets	614
Total intangible fixed assets	27,620
Investments and other assets:	
Investments in securities	65,129
Investments in subsidiaries	100,937
Long-term loans receivable	48,778
Long-term prepaid expenses	4,000
Deferred income taxes	12,470
Other investments	32,857
Less: Allowance for bad debts	(1,473)
Total investments and other assets	262,699
Total fixed assets	1,094,937
Total assets	¥1,480,101

	(Millions of yen)
Liabilities	
Current liabilities:	
Accounts payable – trade	¥ 152,693
Current portion of long-term borrowings	37,202
Current portion of bonds	60,000
Accounts payable – other	18,764
Accrued income taxes	40
Accrued expenses	37,329
Advances received	30,141
Deposits received	20,239
Air transport deposits	22,646
Other current liabilities	15,605
Total current liabilities	394,664
Non-current liabilities:	
Bonds	297,509
Long-term borrowings	401,599
Accrued pension and severance costs	79,942
Reserve for loss on investments in subsidiaries and affiliates	10,595
Other non-current liabilities	65,105
Total non-current liabilities	854,751
Total liabilities	1,249,416
Stockholders' equity	
Capital stock:	
Common stock	188,550
Legal reserves:	
Additional paid-in capital	32,516
Retained earnings appropriated for legal reserve	1,782
Total legal reserves	34,298
Retained earnings:	
Reserve for special depreciation	6,026
Unappropriated retained earnings (including net loss for the year of ¥34,874 million)	1,025
Total retained earnings	7,052
Net unrealized gain on investments in securities, net of taxes	861
Common stock in treasury	(77)
Total stockholders' equity	230,685
Total liabilities and stockholders' equity	¥1,480,101

See accompanying notes.

Japan Airlines Company, Ltd.
Statement of Operations

From April 1, 2001 to March 31, 2002

	(Millions of yen)	
Ordinary Items		
Operating Revenue and Expenses		
Operating revenue		¥1,169,499
Operating expenses:		
Cost of operating revenue	¥962,052	
Selling, general and administrative expenses	223,807	1,185,859
Operating loss		16,360
Non-Operating Income and Expenses		
Non-operating income:		
Interest and dividend income	3,453	
Gain on sales of flight equipment	1,138	
Exchange gain	2,111	
Other non-operating income	10,491	17,194
Non-operating expenses:		
Interest expense	27,109	
Other non-operating expenses	15,258	42,368
Ordinary loss		41,534
Extraordinary Items		
Extraordinary profit:		
Gain on sales of tangible fixed assets	5,904	
Gain on sales of investments in securities	11,412	
Gain on sales of investments in subsidiaries	1,302	18,619
Extraordinary loss:		
Loss on disposal of tangible fixed assets	2,277	
Special termination benefits	920	
Loss on revaluation of investments in securities	2,211	
Provision for loss on investments in subsidiaries and affiliates	6,267	11,676
Loss before income taxes		34,592
Income taxes:		
Current		282
Deferred		–
Net loss		34,874
Retained earnings brought forward		35,900
Unappropriated retained earnings at end of year		¥ 1,025

See accompanying notes.

Japan Airlines Company, Ltd.

Notes to Balance Sheet and Statement of Operations

1. Basis of Preparation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles and practices generally accepted and applied in Japan and have been compiled from those prepared by the Company as required under Article 2 of the "Law for Special Exceptions to the Commercial Code with respect to the Audits, etc., of Kabushiki Kaisha."

The accompanying financial statements relate to the Company only, with investments in subsidiaries and affiliates being stated at cost. Accordingly, the amounts and figures in the financial statement relate to the Company only unless otherwise indicated.

2. Significant Accounting Policies

(1) Valuation of securities

- Investments in subsidiaries and affiliates ... Stated at cost determined by the moving average method.
- Other securities
  - Marketable ... Stated at fair value (net unrealized gain on such securities, net of taxes, is accounted for as a separate component of stockholders' equity).

    Cost of securities sold is determined by the moving average method.
  - Non-marketable ... Stated at cost determined by the moving average method.

(2) Supplies

Supplies are stated at cost based on the moving average method.

(3) Method of depreciation of fixed assets

Tangible fixed assets	
Flight equipment:	
Aircraft and spare engines	– The straight-line or the declining-balance method.
Spare parts contained in flight equipment	– The declining-balance method.
Ground property and equipment	– The straight-line method
Intangible fixed assets	– The straight-line method

2. Significant Accounting Policies (continued)

(4) Deferred charges

Bond issuance expenses

Bond issuance expenses are capitalized and amortized over a period of three years.

(5) Basis for accruals and allowances

Accrued pension and severance cost

To provide for employees' severance indemnities, net periodic pension cost, which represents the amount recognized as the cost of a pension plan for the year, is accounted for based on the projected benefit obligation and the plan assets. The unrecognized obligation at transition is being amortized by the straight-line method over a period of fifteen years.

The actuarial assumption adjustment is being amortized by the straight-line method over a period of fifteen years. Amortization is computed commencing the fiscal year subsequent to the year in which the adjustment was recorded.

Allowance for bad debts

The allowance for bad debts on receivables is provided at the estimated unrecoverable amounts. The allowance for other receivables is provided based on the historical rate of losses on receivables.

Reserve for loss on investments in subsidiaries and affiliates

The reserve for loss on investments in subsidiaries and affiliates is provided for contingent losses which is estimated to incur on the termination of business at certain subsidiaries and affiliates. This reserve is stipulated in Article 287-2 of the Commercial Code.

(6) Leases

The Company leases certain equipment under non-cancelable lease agreements referred to as capital leases. Capital leases other than those which transfer the ownership of the leased property to the Company are accounted for as operating leases.

(7) Hedge accounting

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized. Foreign receivables and payables are translated at the forward foreign exchange rates if certain conditions are met. In addition, if an interest-rate swap meets certain conditions, interest expense is computed and recognized using a combined rate.

2. Significant Accounting Policies (continued)

(8) Accounting for consumption tax

Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.

3. Notes to Balance Sheet

(1) Amounts are stated in millions of yen, omitting any fractional amounts.

(2)	Short-term receivables from subsidiaries	¥64,354 million
	Short-term payables to subsidiaries	¥53,465 million
	Long-term receivables from subsidiaries	¥4,866 million
	Long-term payables to subsidiaries	¥50,026 million

(3) Accumulated depreciation of tangible fixed assets ¥995, 288 million

(4) Significant assets and liabilities denominated in foreign currencies:

Account receivable – trade: ¥41,319 million (Amounts in foreign currencies 242,426 thousand USD and other)

Investments in subsidiaries: ¥28,488 million (Amounts in foreign currencies 150,526 thousand USD and other)

Accounts payable – trade: ¥22,018 million (Amounts in foreign currencies 113,820 thousand USD and other)

For assets and liability denominated in foreign currencies which are to be settled in Japanese yen at fixed amount, such assets and liabilities are excluded from the accounts referred to above.

(5) In addition to the tangible fixed assets presented in the balance sheet, the Company holds certain items of flight equipment and other assets under lease contracts.

(6) Assets pledged as collateral

Flight equipment	¥341,630 million
Buildings	¥79,495 million
Land	¥37,743 million
Investments in securities	¥20,355 million

(7) Contingent liabilities for:

Guarantees	¥14,355 million
Keep-well agreements and others	¥37,077 million

(8) Contingent liability under debt assumption agreement: ¥50,000 million

(9) Increase in net assets attributable to revaluation by the market value: ¥861 million

(10) Net loss per share: ¥19.56

4. Note to Statement of Operation

(1) Amounts are stated in millions of yen, omitting any fractional amounts.

(2) Transactions with subsidiaries during the year:

Operating revenue	¥52,830 million
Operating expenses	¥263,697 million
Non-operating transactions	¥13,696 million

Japan Airlines Company, Ltd.

Proposal for Appropriation of Retained Earnings

	(Yen)
Unappropriated retained earnings at March 31, 2002	¥1,025,818,651
Reversal of reserve for special depreciation	1,115,184,571
	2,141,003,222
Unappropriated retained earnings to be carried forward	¥2,141,003,222

Independent Auditors' Report

May 13, 2002

Mr. Isao Kaneko
President
Japan Airlines Company, Ltd.

Shin Nihon & Co.

Tsunetoshi Harada
Representative partner and engagement partner
Certified Public Accountant

Yoichi Yamada
Representative partner and engagement partner
Certified Public Accountant

Shinichiro Suzuki
Engagement partner
Certified Public Accountant

We, Shin Nihon & Co., have examined the balance sheet, the statement of operations, the accounting matters stated in the business report, the proposal for appropriation of retained earnings and the accounting matters stated in the supporting schedules of Japan Airlines Company, Ltd. (the "Company") applicable to its fifty-second fiscal period from April 1, 2001 to March 31, 2002 as required under Article 2 of the "Law for Special Exceptions to the Commercial Code with respect to the Audits, etc., of Kabushiki Kaisha." The accounting matters which we have examined in the business report and the supporting schedules are limited to those matters based on the accounting records.

Our examination was made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included the audit procedures normally considered necessary including audit procedures to the financial statements of the Company's subsidiaries.

In our opinion,

(1) The balance sheet and the statement of operations present fairly the status of the assets and profit and loss of the Company in accordance with the applicable laws and ordinances and the Articles of Incorporation of the Company.

(2) The accounting matters stated in the business report present properly the Company's affairs in accordance with the related regulations and the Articles of Incorporation.

(3) The proposal for appropriation of retained earnings has been prepared in accordance with the applicable laws and ordinances and the Articles of Incorporation of the Company.

(4) There is nothing to point out as to the accounting matters stated in the supporting schedules in accordance with the provisions of the Commercial Code.

The subsequent event disclosed in the business report will have a material effect on the financial position and the results of operations of the Company in later years.

We have no interest in the Company which is required to be disclosed under the provisions of the Certified Public Accountants Law.

Audit Report

The Board of Statutory Auditors of the Company hereby report as follows as a result of having received a report of the auditing method and results from each statutory auditor with respect to execution of the duties of directors for the 52nd term from April 1, 2001 through March 31, 2002, and discussed those reports.

1. Summary of Auditing Method Employed by Statutory Auditors

Each statutory auditor attended meetings of the board of directors and other important meetings, listened to business reports from those directors, perused documents containing important resolutions and so forth, and examined the status of operations and finances at the company headquarters and other major business sites in accordance with the auditing guidelines and so forth stipulated by the board of statutory auditors, while also requesting business reports from subsidiaries as necessary. In addition, each statutory auditor conducted an additional examination of computational documents and attached schedules after having received reports and explanations from the accounting auditor.

With respect to competitive transactions by directors, transactions involving conflicting interest between directors and the Company, gratuitous allocation of profits in terms of assets by the Company, extraordinary transactions with subsidiaries or shareholders and acquisition and disposition of treasury stock, in addition to the auditing methods described above, each of the statutory auditors requested reports from directors and so forth as necessary and conducted a detailed examination of the circumstances surrounding said transactions.

2. Audit Results

(1) The methods and results of the audit by the accounting auditor, Shin Nihon & Co. are recognized as being valid.

(2) The business report is recognized as accurately representing the status of the Company in accordance with laws and ordinances and the Articles of Incorporation.

(3) With respect to the proposal for allocation of profits, there are not recognized to be any matters that should be pointed out in consideration of the financial status of the Company or other circumstances.

(4) Attached schedules are recognized to accurately represent the matters to be described, and are not recognized to contain matters that should be pointed out.

(5) There are recognized to be no improper acts relating to the execution

of duties by directors or any serious facts that are in violation of laws and ordinances or the Articles of Incorporation. Furthermore, there are not recognized to be any violations of the duties of the directors with respect to competitive transactions by directors, transactions involving conflicting interest between directors and the Company, gratuitous allocation of profits in terms of assets by the Company, extraordinary transactions with subsidiaries or shareholders and acquisition and disposition of treasury stock.

May 14, 2002

Yasunaka Furukawa (full-time auditor), Seiso Neo (full-time auditor), Shigeo Matsui (full-time auditor), Yoshihisa Akiyama (auditor) and Masao Nishimura (auditor)

The Board of Statutory Auditors, Japan Airlines Co., Ltd.

Note: Statutory auditors Yoshihisa Akiyama and Masao Nishimura are non-standing statutory auditors as stipulated in Article 18, Paragraph 1 of the law relating to exemptions of the Commercial Code relating to audits of private corporations.

[Translation]

Form for Vote in writing

To Japan Airlines Company Ltd.

Number of voting rights:

I hereby exercise my voting right on the agenda at the 52nd Ordinary General Shareholders' Meeting of Japan Airlines Company Ltd, to be held 27 June 2002, indicated by circling the column for approval or disapproval below
If the meeting is suspended or prolonged, I will vote as herein indicated.

Agenda	Approve or disapprove of the proposal	
Agenda item No.1	Approve	Disapprove
Agenda item No.2	Approve	Disapprove
Agenda item No.3	Approve	Disapprove
Agenda item No. 4	Approve (Excluding)	Disapprove
Agenda item No.5	Approve	Disapprove

(Note) If you do not indicate whether or not you approve, you will be considered to have approved the proposal.
Japan Airlines Company Ltd.

--If you attend in person, please do not detach the portion below--

Number of shares that you own as of the Record Date:
Number of shares for which you are registered on the shareholders' list among the shares above:
Number of shares for which you are registered on the beneficiary shareholders' list among the shares above:

One voting right is allotted to one unit of shares

Request

Please submit this form as a certificate of attendance at the reception if you attend the Shareholders' meeting on 27 June 2002 in person.

If you cannot attend the meeting in person, please indicate whether or not you approve the proposal and place your seal on the form, send the form back so that we will receive it before the date of shareholders' meeting.

If you disapprove the part of the proposal for appointment of candidates for directors in item 4 of the agenda, please circle the column for Approve and indicate the number of candidates that you disapprove in the parentheses below. (The number of candidates is indicated in the documents for reference in connection with the exercise of voting rights.)

Shareholder Number